EXECUTION COPY

CREDIT AGREEMENT

DATED AS OF OCTOBER 21, 2021

BETWEEN:

EMX ROYALTY CORPORATION

as Borrower

- AND -

THE GUARANTORS FROM TIME TO TIME PARTY HERETO

as Guarantors

- AND -

SSR MINING INC.

as Lender

(i)

( ii )

ADDENDA

SCHEDULE A	MATERIAL CONTRACTS
SCHEDULE B	SUBSIDIARIES
SCHEDULE C	SPROTT SECURITY DOCUMENTS

( iii )

CREDIT AGREEMENT

THIS AGREEMENT made as of October ___, 2021 among EMX ROYALTY CORPORATION, a corporation organized and existing under the laws of the Province of British Columbia (the "Borrower"), the guarantors from time to time party hereto as guarantors (collectively, the "Guarantors") and SSR MINING INC. a corporation organized and existing under the laws of the Province of British Columbia (the "Lender").

Recitals:

A. The Borrower and the Lender are party to the Royalty Purchase Agreement pursuant to which the Borrower is acquiring directly or indirectly has agreed to acquire certain royalties from the Lender and its Affiliates:

B. Pursuant to the Royalty Purchase Agreement, the Borrower is obligated to pay the VAT Amount arising upon the sale of certain royalties;

C. The Borrower has requested, and the Lender has agreed to advance, a non-revolving term loan in a principal amount of up to $8,000,000 to facilitate payment of the VAT Amount on and subject to the terms and conditions herein set forth.

NOW THEREFORE THIS CREDIT AGREEMENT WITNESSES that for good and valuable consideration, the receipt and sufficiency of which are acknowledged by each of the parties, the parties agree as follows:

ARTICLE 1

INTERPRETATION

Section 1.1 Definitions

In this Agreement, unless there is something in the subject matter or context obviously or manifestly inconsistent therewith:

"Advance" means the advance of the Loan contemplated in Section 2.1;

"Advance Date" means the date of the advance of the Loan in accordance with Section 2.3;

"Affiliate" has the meaning given thereto in the Securities Act;

"Agreement", "this Agreement", "hereto", "hereby", "hereunder", "hereof", "herein" and similar expressions refer to this credit agreement and not to any particular Article, section, subsection, paragraph, clause, subdivision or other portion hereof, and include any and every supplemental Agreement; and the expressions "Article", "Section", "subsection" and "paragraph" followed by a number mean and refer to the specified Article, section, subsection or paragraph of this Agreement;

"Amount Payable" includes the principal amount advanced (including for greater certainty any interest capitalized pursuant to Section 2.6), interest thereon and any other amount payable hereunder;

"Applicable Law" means, at any time, with respect to any Person, property, transaction, event or other matter, as applicable, all laws, rules, statutes, regulations, treaties, orders, judgments and decrees, and all official requests, directives, rules, guidelines, orders, policies, practices and other requirements of any Governmental Authority relating or applicable at such time to such Person, property, transaction, event or other matter, and also includes any interpretation thereof by any Person having jurisdiction over it or charged with its administration or interpretation;

"Applicable Securities Legislation" means all applicable securities laws of each of the Reporting Jurisdictions and the respective rules and regulations under such laws together with applicable published fee schedules, prescribed forms, policy statements, national or multilateral instruments, orders, blanket rulings and other applicable regulatory instruments of the securities regulatory authorities in any of the Reporting Jurisdictions and such other jurisdictions as may be agreed to between the Borrower and the Lender;

"Authorization" means any authorization, consent, approval, resolution, licence, permit, concession, exemption, filing, notarization or registration;

"Borrower" means EMX Royalty Corporation, a company organized and existing under the laws of British Columbia, and its successors and permitted assigns;

"Business Day" means any day other than Saturday, Sunday or a statutory holiday when banks are not open in Toronto, Ontario or Vancouver, British Columbia;

"Capital Lease" means, with respect to a Person, a lease or other arrangement in respect of personal property that is required to be classified and accounted for as a capital lease obligation on a balance sheet of the Person in accordance with IFRS;

"Cash Interest Election Notice" has the meaning given to it in Section 2.6(a);

"Change of Control" means the occurrence of any of the following events:

(a) there is a report filed with any securities commission or securities regulatory authority in Canada, disclosing that any offeror (as such term is defined in Section 1.1 of National Instrument 62-104 Take-Over Bids and Issuer Bids of the Canadian Securities Administrators), other than the Borrower or any Subsidiary of the Borrower, has acquired beneficial ownership (within the meaning of the Securities Act) of, or the power to exercise control or direction over, or securities convertible into, any Voting Shares of the Borrower, that together with the offeror's securities (as such term is defined in Section 1.1 of National Instrument 62-104) in relation to the Voting Shares of the Borrower, would constitute Voting Shares of the Borrower representing more than 20% of the total voting power attached to all Voting Shares of the Borrower then outstanding;

(b) there is consummated any amalgamation, consolidation, statutory arrangement (involving a business combination) or merger of the Borrower (1) in which the Borrower is not the continuing or surviving corporation or (2) pursuant to which any Voting Shares of the Borrower would be reclassified, changed or converted into or exchanged for cash, securities or other property, other than (in each case) an amalgamation, consolidation, statutory arrangement or merger of the Borrower in which the holders of the Voting Shares of the Borrower immediately prior to the amalgamation, consolidation, statutory arrangement or merger have, directly or indirectly, more than 20% of the Voting Shares of the continuing or surviving corporation immediately after such transaction; or

(c) any Person or group of Persons shall succeed in having a sufficient number of its nominees elected as Directors of the Borrower such that such nominees, when added to any existing Directors after such election who was a nominee of or is an Affiliate or related Person of such Person or group of Persons, will constitute a majority of the Directors;

"Commitment" means the amount of up to $8,000,000;

"Constating Documents" means, with respect to (i) a corporation, its articles of incorporation, amalgamation or continuance, or constitution, notice of articles, articles or other similar documents by which it is established under its governing corporate legislation as a corporation, and its by-laws, if any, and (ii) any other Person which is an artificial body other than a corporation, the organization and governance documents of such Person; in each case as amended and supplemented from time to time;

"Contingent Liabilities" means, with respect to a Person, any agreement, undertaking or arrangement by which the Person guarantees, endorses or otherwise becomes or is contingently liable upon (by direct or indirect agreement, contingent or other, to provide funds for payment, to supply funds to, or otherwise to invest in a debtor, or otherwise to assure a creditor against loss) the obligation, debt or other liability of any other Person or guarantees the payment of dividends or other distributions upon the shares of any Person but shall not include any guarantees made by the Borrower with respect to the performance of obligations of any Subsidiary, so long as such guarantees and the relevant transaction are entered into in the ordinary course of business and are, in form and substance, of the nature that a prudent Person engaged in the same or similar business in the relevant locality would enter into. The amount of any contingent liability will, subject to any limitation contained therein, be deemed to be the outstanding principal amount (or maximum principal amount, if larger) of the obligation, debt or other liability to which the contingent liability is related;

"Corporations Act" means the Business Corporations Act (British Columbia);

"Credit Parties" means collectively, the Borrower and the Guarantors, and "Credit Party" means any one of them;

"Default" means an Event of Default or any event or circumstance specified in Section 8.1 which would (with the expiry of a grace period, the giving of notice, the making of any determination or any combination of any of the foregoing) be an Event of Default;

"Director" means a director of the Borrower for the time being and "Directors" means the board of directors of the Borrower or, whenever duly empowered, a committee of the board of directors of the Borrower, and reference to action by the Directors means action by the directors as a board or action by such a committee of the board as a committee;

"Disclosure Record" means all information circulars, prospectuses (including preliminary prospectuses), annual information forms, offering memoranda, financial statements, material change reports and news releases filed by the Borrower with the Exchange and all securities regulatory authorities in each Reporting Jurisdiction during the 24 months preceding the date hereof;

"Dollar Equivalent" means, as of any date of determination, with reference to any amount in Turkish lira, the amount of Dollars required to purchase such amount of Turkish Lira on such date at the spot rate of exchange for converting Turkish Lira to Dollars quoted by Bloomberg at the close of business on the immediately preceding Business Day.

"EMX Turkey" means Eurasian Royalty Madencilik Anonim Sirketi;

"Event of Default" has the meaning attributed to such term in Section 8.1;

"Exchange" means the TSX Venture Exchange and the NYSE American, and each successor thereto;

"Facility Documents" means this Agreement, any guarantee or joinder to a guarantee delivered pursuant to Article 4 and all other certificates, instruments, notices and documents delivered or to be delivered by the Credit Parties hereunder or thereunder, each as amended, modified, supplemented, restated or replaced from time to time;

"Governmental Authority" means each national, state, provincial, county, municipal or other such governmental or public authority, including their authorized administrative bodies, courts, tribunals, commissions and agents, which have legal jurisdiction over a Person or a matter relevant to this Agreement;

"Guarantors" means every Person who is required to guarantee the obligations of the Borrower to the Lender hereunder from time to time, as contemplated in Section 4.1, and "Guarantor" means any one of them;

"IFRS" means international financial reporting standards, approved by the International Accounting Standards Board or any successor thereto ("IASB"), as at the date on which any calculation or determination is required to be made, provided that, in accordance with such international financial reporting standards, where the IASB includes a recommendation concerning the treatment of any accounting matter, such recommendation shall be regarded as the only international financing reporting standard;

"Indemnified Parties" has the meaning attributed to such term in Section 10.1;

"Interest Payment Date" means the last Business Day of each calendar month following the Advance Date (including for greater certainty, the last Business Day of the month in which the Advance Date occurs);

"Interest Rate" means (i) in respect of the period from the Advance Date to the date that is 180 days immediately following the Advance Date (the "Rate Reset Date"), a rate of interest of 10% per annum; and (iii) in respect of the period from the Rate Reset Date to the Maturity Date, a rate of interest of 13% per annum;

"Lender" means SSR Mining Inc., a company incorporated under the laws of the Province of British Columbia, and every successor Person thereto and assignee;

"Lender's Counsel" means Stikeman Elliott LLP and, at any time, any other legal counsel retained by the Lender in the relevant jurisdiction to the matter in question;

"Loan" means the amount of the Advance made pursuant to Section 2.3 as such amount shall be increased or reduced from time to time in accordance with the terms of this Agreement;

"Loan Indebtedness" means all present and future debts, liabilities and obligations of the Credit Parties to the Lender under and in connection with this Agreement and all other Facility Documents, including the Amount Payable and all fees and other money payable or owing from time to time pursuant to the terms of this Agreement or any other Facility Document;

"Material Adverse Effect" means, when used with reference to any event or circumstance, any event or circumstance which has, had, or could reasonably be expected to have a material adverse effect on:

(a) the business, operations, results of operations, assets, liabilities (contingent or otherwise), capitalization, condition (financial or otherwise) or cash flows of the Borrower;

(b) the ability of the Credit Parties or any of them to perform their obligations when due under this Agreement;

(c) the validity or enforceability of this Agreement; or

(d) any of the rights or remedies of the Lender under this Agreement or any other Facility Document;

"Material Contract" means each agreement listed on Schedule A hereto;

"Material Subsidiary" means each Subsidiary listed on Schedule B hereto;

"Maturity Date" means December 31, 2022;

"Permitted Disposal" means any sale, lease, license, transfer or other disposal:

(a) made by a Credit Party to another Credit Party;

(b) contemplated under Section 3.2 and in respect of which all or part of the proceeds will be paid to either (i) Sprott in accordance with the terms of the Sprott Credit Agreement; or (ii) the Lender in accordance with the terms of that Section and this Agreement;

(c) of obsolete or redundant vehicles, plant and equipment for cash;

(d) made with the prior written consent of the Lender;

(e) of fixed assets where the proceeds of disposal are used to purchase replacement assets comparable or superior as to type, value and quality;

(f) of any assets, including mineral properties, royalties and other similar assets, provided that all such transactions are concluded on arm's length terms and are in the ordinary course of the Credit Party's business or in form and substance of a nature that a prudent Person engaged in the same or similar business in the relevant locality would enter into, provided that the net consideration receivable (when aggregated with the net consideration receivable for any other sale, lease, license, transfer or disposal not allowed under paragraphs (a) to (d) above) does not exceed $5,000,000 in any given fiscal year; and

(g) of marketable securities held by the Credit Party, provided that the net proceeds of any sale of such marketable securities are retained in a bank or brokerage account of the Credit Party;

"Permitted Encumbrances" means with respect to any Credit Party:

(a) any Security Interest granted to Sprott pursuant to the Sprott Security Documents;

(b) any Security Interest or deposit under workers' compensation, social security or similar legislation or in connection with bids, tenders, leases or contracts or to secure related public or statutory obligations, surety and appeal bonds where required by law;

(c) any Security Interest imposed pursuant to statute such as builders', mechanics', materialman's, carriers', warehousemen's and landlords' liens and privileges, in each case, which relate to obligations not yet due or delinquent or, if due or delinquent, which the Credit Party is contesting in good faith if such contest will involve no material risk of loss of any material part of the property of any Credit Party;

(d) any Security Interest for Taxes, assessments, unpaid wages or governmental charges or levies for the then current year, or not at the time due and delinquent or the validity of which is being contested at the time in good faith;

(e) any right reserved to or vested in any Governmental Authority by the terms of any lease, licence, franchise, grant, claim or permit held or acquired by any Credit Party, or by any statutory provision, to terminate the lease, licence, franchise, grant, claim or permit or to purchase assets used in connection therewith or to require annual or other periodic payments as a condition of the continuance thereof;

(f) any Security Interest created or assumed by any Credit Party in favour of a public utility or Governmental Authority (whether directly or indirectly) when required by the utility or Governmental Authority in connection with the operations of such Credit Party that does not in the aggregate detract from the value of any of the property and assets of the Credit Party or impair their use in the operation of the business of such Credit Party;

(g) any reservations, limitations, provisos and conditions expressed in original grants from any Governmental Authority;

(h) any applicable municipal and other Governmental Authority restrictions affecting the use of land or the nature of any structures which may be erected thereon, any minor encumbrance, such as easements, rights-of-way, servitudes or other similar rights in land granted to or reserved by other Persons, rights-of-way for sewers, electric lines, telegraph and telephone lines, oil and natural gas pipelines and other similar purposes, or zoning or other restrictions applicable to the use of real property by any Credit Party, or title defects, encroachments or irregularities, that do not detract from the value of the property or impair its use in the operation of the business of any Credit Party; and

(i) any Security Interest that secures indebtedness under capital leases or purchase money obligations, provided that such Security Interest is limited to mobile equipment which was acquired with the proceeds of such indebtedness;

"Permitted Indebtedness" means:

(a) any Indebtedness under this Agreement;

(b) Indebtedness in a maximum principal amount of $44,000,000 owing to Sprott under the Sprott Credit Agreement;

(c) any Indebtedness comprised of amounts owed to trade creditors and accruals in the ordinary course of business, which are either not overdue or, if disputed and in that case whether or not overdue, are being contested in good faith by such Credit Party by appropriate proceedings diligently conducted, and provided always that the failure to pay such Indebtedness would not reasonably be expected to result in a Material Adverse Effect;

(d) any inter-company Indebtedness between any Credit Parties;

(e) any guarantee or indemnity in respect of Permitted Indebtedness;

(f) any other Indebtedness which the Lender agrees in writing is Permitted Indebtedness for the purposes of this Agreement;

(g) any performance or similar bond guaranteeing performance by a Credit Party or another subsidiary of a Credit Party, which Indebtedness does not exceed $250,000 in the aggregate for the Credit Parties at any time;

(h) any Indebtedness arising under a foreign exchange transaction for spot or forward deliver entered into in connection with protection against fluctuation in currency rates where that foreign exchange exposure (and not a foreign exchange transaction for investment or speculative purposes), which Indebtedness does not exceed $250,000 in the aggregate for the Credit Parties at any time;

(i) any Indebtedness under finance or Capital Leases and Purchase Money Obligations, provided that the aggregate capital value of all such items so leased under outstanding Capital Leases by the Credit Parties, which Indebtedness does not exceed $250,000 in the aggregate for the Credit Parties at any time;

(j) any Indebtedness under any corporate or employee credit card programs of a Credit Party, which Indebtedness does not exceed $250,000 in the aggregate for the Credit Parties at any time and which is not secured; and

(k) any Indebtedness not permitted by the preceding paragraphs (a) to (m) and the outstanding amount of which does not exceed $250,000 in aggregate for the Credit Parties at any time.

"Person" means any individual, partnership, limited partnership, joint venture, syndicate, sole proprietorship, or corporation with or without share capital, body corporate, unincorporated association, trust, trustee, executor, administrator or other legal personal representative, government or Governmental Authority or entity, however designated or constituted;

"Purchase Money Obligation" means, with respect to a Person, indebtedness of the Person issued, incurred or assumed to finance all or part of the cost of acquiring any mobile asset;

"Reporting Jurisdictions" means all the jurisdictions in Canada in which the Borrower is a "reporting issuer", which as of the date hereof are the Provinces of Alberta and British Columbia;

"Royalty Purchase Agreement" means the amended and restated royalty purchase agreement dated October 15, 2021 between the Borrower and certain of its subsidiaries, as purchasers, the Lender and certain of its subsidiaries listed as vendors on the signature pages thereto, as vendors, as the same may be further amended, restated, modified or supplemented from time to time;

"Securities Act" means the Securities Act (British Columbia);

"Security Interest" means any security interest, assignment by way of security, mortgage, charge (whether fixed or floating), hypothec, deposit arrangement, pledge, trust, lien, encumbrance, preference, priority or other security interest or preferential arrangement of any kind or nature whatsoever, and includes any other "Security Interest" as defined in section 1 of the Personal Property Security Act (British Columbia);

"Sprott" means Sprott Private Resource Lending II (Collector), LP, and its successors and assigns as lender under the Sprott Credit Agreement;

"Sprott Credit Agreement" means the credit agreement dated as of August 16, 2021 between the Borrower, the guarantors party thereto and Sprott, as amended, modified, supplemented, restated or replaced from time to time;

"Sprott Security Documents" has the same meaning as "Security Documents" as defined in and under the Sprott Credit Agreement;

"SSR Turkey" means Alacer Gold Madencilik A.S.;

"Subsidiary" has the meaning attributed to such term in the Corporations Act;

"Taxes" means all present or future taxes, assessments, rates, levies, imposts, deductions, withholdings, dues, duties, fees and other charges of any nature, including any interest, fines, penalties or other liabilities with respect thereto, imposed, levied, collected, withheld or assessed by any Governmental Authority (of any jurisdiction), and whether disputed or not;

"Unrestricted Cash" means, at any time in respect of a Person, cash denominated in CAD$ or $ at a bank and credited to a bank account located in Canada or the US in the name of the Person with an account bank satisfactory to the Lender, acting reasonably, and to which the Person is the sole beneficiary thereof, provided that:

(a) such cash is repayable on demand;

(b) the repayment of such cash is not contingent on the prior discharge of any Indebtedness of any Person whatsoever or on the satisfaction of any other condition;

(c) there is no Security Interest over such cash or account (other than a Security Interest in favour of Sprott pursuant to the Sprott Security Documents); and

(d) subject to the terms of the Sprott Credit Agreement, such cash is freely and immediately available to the Borrower;

"VAT Amount" means the value added tax payable to the applicable Turkish Governmental Authority and arising upon the sale by SSR Turkey of its net smelter returns royalty on certain ores at the Gediktepe property in Turkey pursuant to the Royalty Purchase Agreement; and

"Voting Shares" means shares of capital stock of any class of any corporation carrying voting rights under all circumstances, provided that for the purposes of such definition, shares which only carry the right to vote conditionally on the happening of any event shall not be considered Voting Shares, whether or not such event shall have occurred, nor shall any shares be deemed to cease to be Voting Shares solely by reason of a right to vote accruing to shares of another class or classes by reason of the happening of such event.

Section 1.2 Interpretation Not Affected by Headings

The division of this Agreement into articles, sections, subsections and paragraphs, the provision of a table of contents and the insertion of headings are for convenience of reference only and shall not affect the construction or interpretation of this Agreement.

Section 1.3 Statute References

Any reference in this Agreement to a statute shall be deemed to be a reference to such statute as amended, re-enacted or replaced from time to time.

Section 1.4 Permitted Encumbrance

Any reference in any of the Facility Documents to a Permitted Encumbrance is not intended to and shall not be interpreted as subordinating or postponing, or as any agreement to subordinate or postpone, any obligation of any Credit Party to the Lender under any of the Facility Documents to any Permitted Encumbrance.

Section 1.5 Currency

Any reference in this Agreement to "Dollars", "dollars" or "$" shall be deemed to be a reference to lawful money of the United States of America and any reference to any payments to be made by any Credit Party shall be deemed to be a reference to payments made in lawful money of the United States of America. Any reference in this Agreement to "CAD$" shall be deemed to be a reference to lawful money of Canada.

Section 1.6 Use of the Words "continuing" and "indebtedness"

(a) A Default being "continuing" means that such Default has not been waived by the Lender.

(b) Any reference to "indebtedness" includes any obligation (whether incurred as principal or as surety) for the payment or repayment of money, whether present or future, actual or contingent.

Section 1.7 Non-Business Days

Whenever any payment to be made hereunder shall be due, any period of time would begin or end, any calculation is to be made or any other action is to be taken on or as of, a day other than a Business Day, such payment shall be made, such period of time shall begin or end, such calculation shall be made and such other actions shall be taken, as the case may be, unless otherwise specifically provided for herein, on or as of the next succeeding Business Day and the Lender shall not be entitled to any further interest or other payment in respect of such delay.

Section 1.8 Governing Law

This Agreement shall be governed by, construed and enforced in accordance with the laws of the Province of British Columbia and the federal laws of Canada applicable therein and shall be treated in all respects as a British Columbia contract. Each of the Credit Parties hereby irrevocably attorns to the non-exclusive jurisdiction of the Courts of the Province of British Columbia in the City of Vancouver. Each Credit Party hereby irrevocably and unconditionally waives, to the fullest extent it may legally and effectively do so, any objection which it may now or hereafter have to the laying of venue of any suit, action or proceeding arising out of or relating to this Agreement in any Court of the Province of British Columbia. Each of the Credit Parties hereby irrevocably waives, to the fullest extent permitted by law, any forum non conveniens defence to the maintenance of such action or proceeding in any such court. Each Credit Party irrevocably consents to service of process in British Columbia. Nothing in this Agreement will affect the right of the Lender to serve process in any other manner or in any other jurisdiction permitted by law or to commence suits, actions or legal proceedings in any other jurisdictions.

Section 1.9 Paramountcy

In the event of any inconsistency between the provisions of this Agreement and the provisions of any other Facility Document, the provisions of this Agreement shall prevail.

Section 1.10 Enurement

The Facility Documents shall be binding upon and shall enure to the benefit of each Credit Party which is party thereto and the Lender and their respective successors and permitted assigns.

Section 1.11 Interpretation

In this Agreement, unless the context otherwise manifestly requires, words importing the singular include the plural and vice versa and words importing gender include all genders. In this Agreement the words "including" or "includes" mean "including without limitation" and "includes without limitation", respectively.

Section 1.12 Time of Essence

Time shall be of the essence in all respects in this Agreement.

Section 1.13 Joint and Several Liability

All obligations of the Credit Parties in this Agreement and any other Facility Document shall be joint and several obligations of all Credit Parties.

Section 1.14 Schedules

The Schedules attached hereto are incorporated into this Agreement by reference and are deemed to be an integral part thereof.

ARTICLE 2

THE LOAN

Section 2.1 The Loan

Subject to the terms and conditions hereof, the Lender hereby agrees to advance a non-revolving single advance term loan to the Borrower (or as the Borrower may direct) in a principal amount not to exceed the Commitment (the "Advance"), by way of a single drawdown in accordance with this Agreement.

Section 2.2 Non-Revolvement

The Loan does not revolve, and any amount repaid or prepaid cannot be reborrowed and reduces the amount outstanding under the Loan by the amount repaid or prepaid, as the case may be.

Section 2.3 Direction

The Borrower hereby irrevocably authorizes and directs the Lender to advance the Loan by paying, or causing to be paid, to the relevant Turkish Governmental Authority on behalf of EMX Turkey in accordance with Section 2.4(1) of the Royalty Purchase Agreement, an amount equal to the lesser of:

(a) the Dollar Equivalent of the VAT Amount owing by EMX Turkey set out in the invoice issued by SSR Turkey to EMX Turkey pursuant to Section 2.4(3) of the Royalty Purchase Agreement (which shall be the same amount as is owing pursuant to the invoice issued by the applicable Turkish Governmental Authority to SSR Turkey in respect of the VAT Amount); and

(b) the Commitment,

and this section shall be good and sufficient authority for the Lender to make such Advance.

Section 2.4 Term and Repayment

Except as otherwise provided herein, the outstanding principal amount of the Loan, together with all accrued but unpaid interest, bonus and other costs, fees or charges payable hereunder from time to time, will be immediately due and payable by the Borrower to the Lender on the Maturity Date.

Section 2.5 Use of Proceeds

The proceeds of the Loan will be applied by or on behalf of the Borrower solely for the purpose of paying and discharging the VAT Amount in an amount not to exceed the Commitment.

Section 2.6 Interest

(a) Interest shall accrue on the principal amount of the Loan from the date of Advance at the applicable Interest Rate. Interest shall be calculated daily and be payable by the Borrower to the Lender monthly on the Interest Payment Date. The Borrower shall have the option to pay such interest in cash on the Interest Payment Date or to capitalize interest. If the Borrower gives written notice to the Lender prior to the 5th Business Day preceding any Interest Payment Date that it will pay interest in cash on such Interest Payment Date (each an "Cash Interest Election Notice"), then all accrued interest due on that Interest Payment Date will be due and payable by the Borrower in cash on such Interest Payment Date. If the Borrower does not give an Cash Interest Election Notice with respect to any interest due on any Interest Payment Date, interest shall be capitalized and added to and form part of the principal amount of the Loan on the Interest Payment Date and shall bear interest at the applicable Interest Rate on and after such date. Each Cash Interest Election Notice shall be irrevocable and given in accordance with this Section and Section 9.1.

(b) Notwithstanding the foregoing, if any principal or interest on the Loan or any fee or other amount payable by the Borrower hereunder is not paid when due, whether at stated maturity, upon acceleration or otherwise, such overdue amount shall bear interest, after as well as before judgment, at a rate per annum equal to the Interest Rate otherwise applicable to the Loan plus 2%.

Section 2.7 Computations

The rates of interest under this Agreement are nominal rates, and not effective rates or yields. Unless otherwise stated, wherever in this Agreement reference is made to a rate of interest "per annum" or a similar expression is used, such interest shall accrue daily and be calculated on the basis of the actual number of days elapsed in a year of 365 days or 366 days, as the case may be.

Section 2.8 Rights of Set-off

All payments required to be made by the Borrower or the Guarantors pursuant to the provisions hereof or any other Facility Document shall be made in immediately available funds and without any set-off, deduction, withholding or counter-claim or cross-claim. The Lender and the Borrower acknowledge and agree that, in addition to any rights now or hereafter granted hereunder or under Applicable Law, the Lender and each of its Affiliates party to the Royalty Purchase Agreement are hereby authorized at any time that an Event of Default has occurred and is continuing to set-off any indebtedness or other amounts (in whatever currency) at any time owing by the Lender or any such Affiliate under the Royalty Purchase Agreement to the Borrower or any of its Affiliates party to the Royalty Purchase Agreement or any action or proceeding with respect to the Royalty Purchase Agreement or any matter relating thereto against or on account of the amount of the obligations and liabilities of the Borrower which are due and payable to the Lender under this Agreement or any other Facility Document.

Section 2.9 Maximum Return

The Lender and the Borrower acknowledge and agree that the payment of the Amount Payable hereunder and any further consideration to the Lender is a fair payment based on the business terms of this transaction. The Lender and the Borrower acknowledge and agree that it is their express intention and desire that in no event shall the total payment to the Lender, whether for any Amount Payable or otherwise, exceed the maximum payment permitted under Applicable Law.

Section 2.10 Time and Place of Payments

All payments made by the Borrower pursuant to this Agreement or pursuant to any other Facility Document shall be made before 2:00 p.m. (Denver, Colorado time) on the day specified for payment. Any payment received after 2:00 p.m. (Denver, Colorado time) on the day specified for such payment shall be deemed to have been received before 2:00 p.m. (Denver, Colorado time) on the immediately following Business Day. All payments shall be made to the Lender to the account and office of the Lender, as specified by the Lender (and, in the case of the office, in Section 9.1), or such other account or office as the Lender may designate in writing. If the date for payment of any Amount Payable is not a Business Day at the place of payment, then payment shall be made on the next Business Day at such place.

Section 2.11 Record of Payments

The Lender shall maintain accounts and records evidencing all payments hereunder, which accounts and records shall constitute, in the absence of manifest error, prima facie evidence thereof.

ARTICLE 3

PREPAYMENT

Section 3.1 Voluntary Prepayment

The Borrower may prepay the Loan, in whole or in part, at any time, without bonus or penalty, upon three (3) Business Days prior written notice.

Section 3.2 Mandatory Prepayments of the Loan

(a) Subject to the prior repayment in full of the amounts outstanding under the Sprott Credit Agreement, if at any time after the Advance Date, any Credit Party or Material Subsidiary (a) sells or otherwise disposes of any assets in one or more transactions, to the extent that the proceeds of such transactions are in the form of cash and have a value in excess of that permitted pursuant to the definition of "Permitted Disposals" (for all such transactions after the date hereof) or (b) receives any insurance proceeds in connection therewith, such Credit Party or Material Subsidiary will, in the Lender's sole discretion, pay or cause to be paid to the Lender (i) the proceeds of such sale, net of reasonable out-of-pocket selling costs required to be paid by such Credit Party or Material Subsidiary to any third party in connection with such sale or (ii) such insurance proceeds (as the case may be), to be applied in repayment of the outstanding balance of the Loan.

(b) Subject to the prior repayment in full of the amounts outstanding under the Sprott Credit Agreement, if at any time after the Advance Date, any Credit Party or Material Subsidiary sells or otherwise disposes of any assets in one or more transactions, to the extent that the proceeds of such transactions are not in the form of cash (or to the extent there are non- cash proceeds) and the value of such proceeds (as determined by the Lender, acting reasonably and on the basis of the consideration given in respect of such transaction) exceeds the amount permitted pursuant to the definition of "Permitted Disposals" (for all such transactions after the date hereof), such Credit Party or Material Subsidiary will, in the Lender's sole discretion, grant to the Lender a first ranking security interest over such proceeds and provide the Lender with all such security documents, opinions and other documents as the Lender or the Lender's Counsel may reasonably require.

(c) Upon the occurrence of a Change of Control, the Loan will become immediately due and payable, in full and the Borrower shall pay to the Lender in respect thereof, an amount equal to the outstanding balance of the Loan, all accrued but unpaid interest hereon and all costs and charges payable hereunder.

ARTICLE 4

GUARANTEE

Section 4.1 Guarantors

(a) If Sprott shall require any Material Subsidiary designated by it to provide a guarantee (or supplement and joinder to an existing guarantee) to Sprott of the Borrower's obligations under the Sprott Credit Agreement, the Lender shall have the option, exercisable by written notice to the Borrower, of requiring the Borrower to cause, and the Borrower shall within 30 days after receipt of such notice from the Lender cause, such Material Subsidiary to provide a guarantee (or supplement and joinder to an existing guarantee) to the Lender of the Borrower's obligations hereunder in form and on terms substantially similar to the form of guarantee (or supplement and joinder to an existing guarantee) provided to Sprott under the Sprott Credit Agreement.

(b) The Borrower shall cause each Material Subsidiary referred to in Section 4.1(a), as applicable, to represent and warrant to the Lender, current with the delivery of the guarantee or joinder referred to in Section 4.1(a), that the representations and warranties set forth in Article 6 as they relate to such Material Subsidiary or to the Facility Documents to which such Material Subsidiary is a party, are true and correct in all material respects, except for representations and warranties that are qualified as to "materiality", "Material Adverse Effect" or similar language, in which case such representations and warranties shall be true and correct (after giving effect to any such qualification therein) in all respects as of such date, in each case unless expressly stated to relate to a specific earlier date, in which case such representations and warranties shall be true and correct in all material respects as of such earlier date, and the Lender shall be entitled to rely on each of such representations and warranties, provided that each such reference in each such representation and warranty to the Borrower's knowledge shall be deemed to be a reference to such Material Subsidiary's knowledge.

(c) The Borrower shall cause each Material Subsidiary referred to in Section 4.1(a) as applicable, to covenant and agree with the Lender that, from and after the date of the delivery of the Facility Documents referred to in Section 4.1(a), that the covenants contained in Sections 7.1(b) through 7.1(j), Sections 7.2(a) through 7.2(c) and 7.2(e) through 7.2(p) shall apply to each such Material Subsidiary and that each such Material Subsidiary shall take, or shall refrain from taking, as the case may be, each action that is necessary to be taken or not taken, as the case may be, so that no Default or Event of Default is caused by the failure to take such action or to refrain from taking such action by such Material Subsidiary.

(d) The Borrower shall provide the Lender (or cause to be provided) certified copies of corporate, partnership or trust resolutions, incumbency signatures and constating documents of such Material Subsidiary as the Lender may require, in its sole discretion, in connection with this Section 4.1.

(e) The Borrower shall pay all reasonable costs and expenses incurred by the Lender in connection with the preparation, execution and registration of all agreements, documents and instruments, including any amendments to the Facility Documents, made in connection with this Section 4.1.

(f) The Lender acknowledges and agrees that no guarantee or other security will be required under this Section 4.1 on or before the Advance Date.

(g) The Borrower shall notify the Lender of any amendment, modification, or supplement to, or restatement of, the Sprott Credit Agreement as soon as reasonably practicable and in any event before execution and delivery thereof and provide copies of same to the Lender upon request.

(h) The Borrower shall notify the Lender of the execution and delivery of any Sprott Security Documents (including any guarantees and security granted by the Borrower and its Affiliates) granted in favour of Sprott pursuant to the Sprott Credit Agreement (as amended from time to time) after the date hereof, as soon as reasonably practicable and in any event before execution and delivery thereof and provide copies of same to the Lender upon request.

ARTICLE 5

CONDITIONS PRECEDENT

Section 5.1 Conditions Precedent to Advance

The obligation of the Lender to make the Advance under this Agreement is subject to and conditional upon the following being satisfied or waived by the Lender in writing, each in form and substance satisfactory to the Lender and the Lender's Counsel:

(a) receipt by the Lender of the following documents on or before the completion of the transactions of purchase and sale contemplated in the Royalty Purchase Agreement:

(i) executed copy of this Agreement; and

(ii) certified copies of directors' resolutions for the Borrower with respect to its authorization, execution and delivery of this Agreement and the performance of all obligations hereunder; and

(b) the concurrent completion of the transactions of purchase and sale contemplated in the Royalty Purchase Agreement,

failing which the Lender shall have no further obligation to the Borrower hereunder and the Borrower shall promptly thereafter pay to the Lender all outstanding fees and expenses, including all out-of- pocket costs incurred by the Lender in connection with this Agreement.

Section 5.2 Waiver

The conditions in Section 5.1 are inserted for the sole benefit of the Lender and may be waived by the Lender, in whole or in part, with or without conditions, as the Lender may determine in its sole and absolute discretion.

ARTICLE 6

REPRESENTATIONS AND WARRANTIES

Section 6.1 Representations and Warranties of the Borrower

The Borrower hereby represents and warrants to the Lender as of the date hereof that:

(a) it has been duly incorporated and organized under the laws of its jurisdiction of incorporation and is validly existing and is current and up-to-date with all filings required to be made under the laws of its jurisdiction of incorporation to maintain its corporate existence and has all requisite corporate power to carry on its business as now conducted and to own, lease or operate its property, and no steps or proceedings have been taken by any Person, voluntary or otherwise, requiring or authorizing its dissolution or winding up;

(b) it and any representative signing on its behalf has full power and capacity to enter into each of the Facility Documents and to do all acts and things and execute and deliver all documents as are required hereunder or thereunder to be done, observed, performed or executed and delivered by it in accordance with the terms hereof and thereof, and it has taken all necessary corporate action to duly authorize the creation, execution, delivery and performance of each of the Facility Documents and to observe and perform the provisions of such Facility Documents in accordance with the provisions thereof;

(c) each of the Facility Documents will create valid and legally binding obligations of it, enforceable against it in accordance with its terms;

(d) the entry into and the performance of its obligations under each Facility Document is in its best interests and for a proper purpose;

(e) none of the execution and delivery of the Facility Documents, the compliance by it with the provisions of the Facility Documents or the consummation of the transactions contemplated herein, does or will: (i) require the consent, approval, Authorization, order or agreement of, or registration or qualification with, any Governmental Authority, court, stock exchange, securities regulatory authority or other Person, except such as have been obtained, (ii) conflict with or result in any breach or violation of any of the provisions of, or constitute a default under, any indenture, mortgage, deed of trust, lease or other agreement or instrument to which it is a party or by which it or any of the properties or assets thereof is bound; or (iii) conflict with or result in any breach or violation of any provisions of, or constitute a default under its articles or by-laws (or equivalent) or any resolution passed by its directors (or any committee thereof) or shareholders, or any statute or any judgment, decree, order, rule, policy or regulation of any court, Governmental Authority, any arbitrator, stock exchange or securities regulatory authority applicable to it or any of its properties or assets thereof;

(f) except as set forth in Schedule B , the Borrower does not own, beneficially or of record, or exercise control or direction over, any shares (or other ownership interests) of any Subsidiary;

(g) it is licensed, registered or qualified as an extra-provincial or foreign corporation in all jurisdictions where the character of the property or assets thereof owned or leased or the nature of the activities conducted by it make licensing, registration or qualification necessary and is carrying on the business thereof in compliance with all Applicable Laws of each such jurisdiction;

(h) it has conducted and is conducting its business in compliance in all respects with Applicable Law and possesses all Authorizations necessary to carry on the business currently carried on by it, is in compliance in all material respects with the terms and conditions of all such Authorizations, and it has not received any notice of the modification, revocation or cancellation of, any intention to modify, revoke or cancel or any proceeding relating to the modification, revocation or cancellation of any such Authorization;

(i) any and all of the agreements and other documents and instruments pursuant to which it holds the property and assets thereof (including any interest in, or right to earn an interest in, any property) are valid and subsisting agreements, documents or instruments in full force and effect, enforceable in accordance with the terms thereof. It is not in material default of any of the provisions of any such agreements, documents or instruments in any respect nor has any such default been alleged, and such properties and assets are in good standing under the Applicable Laws of the jurisdictions in which they are situated, and all leases, licenses and claims pursuant to which it derives the interests thereof in such property and assets are in good standing and there has been no default under any such lease, licence or claim. None of its properties (or any interest in, or right to earn an interest in, any property) of are subject to any right of first refusal or purchase or acquisition right;

(j) it has not approved entering into any agreement in respect of (i) other than in respect of a Permitted Disposal, the sale of any of its properties or assets or any interest therein or the sale, transfer or other disposition of any of its properties or assets or any interest therein currently owned, directly or indirectly, by it whether by asset sale, transfer of shares or otherwise or (ii) any Change of Control;

(k) no portion of the Disclosure Record contains an untrue statement of a material fact as of the date thereof nor does it omit to state a material fact which, at the date thereof, was required to have been stated or was necessary to prevent a statement that was made from being false or misleading in the circumstances in which it was made;

(l) the most recent consolidated financial statements of the Borrower contained in the Disclosure Record have been prepared in accordance with IFRS and present a true and fair view of the consolidated entity's financial position as at the date thereof, and no material adverse changes in the financial position of the Borrower has taken place since the date thereof, except as may be contained in the Disclosure Record;

(m) except for those incurred in the ordinary course of business, with respect to the Borrower, it does not have any material liabilities, fixed or contingent, that are not reflected in the most recent consolidated financial statements of the Borrower contained in the Disclosure Record, in the notes thereto or otherwise disclosed in writing to the Lender;

(n) all taxes, duties, royalties, levies, imposts, assessments, deductions, charges or withholdings and all liabilities with respect thereto including any penalty and interest payable with respect thereto due and payable by it have been paid, except any non- payment that would not reasonably be expected to have a Material Adverse Effect. All tax returns, declarations, remittances and filings required to be filed by it have been filed with all appropriate Governmental Authorities and all such returns, declarations, remittances and filings were, at the time of filing, complete and accurate in all respects and no fact or facts have been omitted therefrom which could make any of them misleading. There are no issues or disputes outstanding with any Governmental Authority respecting any taxes that have been paid, or may be payable, by it and no examination of any tax return of it is currently in progress (save in respect of any issue, dispute or examination which it is disputing in good faith and pursuant to appropriate proceedings diligently conducted);

(o) none of its directors, officers or employees or of any Affiliate had or has any material interest, direct or indirect, in any transaction or any proposed transaction with the Borrower which, as the case may be, has or will materially affect the Borrower;

(p) it is not in material violation of any term of its Constating Documents. It is not in material violation of any term or provision of any agreement, indenture or other instrument applicable to it which could reasonably be expected to result in any Material Adverse Effect, and there is no action, suit, proceeding or investigation commenced, pending or threatened which, either in any case or in the aggregate, could reasonably be expected to result in any Material Adverse Effect or which places, or could place, in question the validity or enforceability of this Agreement, or any document or instrument delivered, or to be delivered, by it pursuant hereto;

(q) it is not in default of any term, covenant or condition under or in respect of any judgment, order, agreement or instrument to which it is a party or to which it or any of the property or assets thereof are subject that could reasonably be expected to have a Material Adverse Effect, and no event has occurred and is continuing, and no circumstance exists which has not been waived, which constitutes a default in respect of any commitment, agreement, document or other instrument to which it is a party or by which it is otherwise bound entitling any other party thereto to accelerate the maturity of any amount owing thereunder or which could reasonably be expected to have a Material Adverse Effect;

(r) it has not committed any act of bankruptcy or is insolvent, and it has not proposed a compromise or arrangement to its respective creditors generally, has had a petition or receiving order in bankruptcy filed against it, has made a voluntary assignment in bankruptcy, has taken any proceedings with respect to a compromise or arrangement, has taken any proceedings to have a receiver appointed for any of its property or has had any execution or distress become enforceable or become levied upon any of its property;

(s) there are no actions, suits, proceedings, inquiries or investigations existing, pending or, to its knowledge, threatened against or adversely affecting it or to which any of its property or assets is subject, at law or equity, or before or by any Governmental Authority and it is not subject to any judgment, order, writ, injunction, decree, award, rule, policy or regulation of any Governmental Authority;

(t) neither it nor any of its directors or officers, and to the best of its knowledge after all due inquiry, and no agent, employee or other Person acting on behalf of it has, in the course of its actions for, or on behalf of, it (i) used any corporate funds for any unlawful contribution, gift, entertainment or other unlawful expenses relating to political activity; (ii) made any direct or indirect unlawful payment to any foreign or domestic government official or employee from corporate funds; (iii) violated or is in violation of any provision of the Corruption of Foreign Public Officials Act (Canada), the US Foreign Corrupt Practices Act of 1977, or any other similar laws; or (iv) made any bribe, rebate, payoff, influence payment, kickback or other unlawful payment to any foreign or domestic government official, employee or other Person;

(u) it does not enjoy immunity from suit or execution in relation to its obligations under any Facility Document to which it is a party;

(v) no event or circumstance has occurred which constitutes, or which with the giving of notice, lapse of time or both would constitute, an Event of Default; there is no fact that the Borrower has not disclosed to the Lender in writing that could reasonably be expected to have a Material Adverse Effect;

(w) true and complete copies of the Sprott Credit Agreement have been provided to the Lender and the Sprott Credit Agreement has not been amended, modified or supplemented as of the date hereof; and

(x) Schedule C lists all the Sprott Security Documents, including all guarantees and security granted by the Borrower and its Affiliates to Sprott pursuant to the Sprott Credit Agreement, that have been entered into as of the date hereof.

Section 6.2 Acknowledgement

The Borrower acknowledges that the Lender is relying upon the representations and warranties in this Article 6 in discharging its obligations under this Agreement and that such representations and warranties shall be deemed to be restated in every respect effective on the date of Advance.

Section 6.3 Survival and Inclusion

The representations and warranties in this Article 6 will survive the termination of this Agreement. All statements, representations and warranties contained in any other Facility Document or in any instruments delivered by or on behalf of the Borrower or the Lender pursuant to this Agreement or any other Facility Document will be deemed to constitute statements, representations and warranties made by the Borrower to the Lender under this Agreement.

ARTICLE 7

COVENANTS OF THE CREDIT PARTIES

Section 7.1 General Covenants

While any Loan Indebtedness is outstanding or the Loan remains available to the Borrower, each Credit Party covenants with the Lender as follows:

(a) the Borrower will duly and punctually pay or cause to be paid to the Lender each Amount Payable, on the dates, at the places, in the currency and in the manner mentioned herein, including, without limitation, upon the occurrence of any Event of Default, the outstanding balance of the Loan;

(b) it will at all times maintain its corporate existence, obtain and maintain all Authorizations required or necessary in connection with its business and any of its Secured Assets and to carry on and conduct its business in accordance with prudent industry standards;

(c) it will keep or cause to be kept proper books of account and make or cause to be made therein true and complete entries of all of its dealings and transactions in relation to its business in accordance with IFRS, and at all reasonable times it will furnish or cause to be furnished to the Lender or its duly authorized agent or attorney such information relating to their operations as the Lender may request and such books of account shall be open for inspection by the Lender or such agent or attorney, upon reasonable prior notice and during regular business hours in the location of the requested information;

(d) it will provide the Lender and its representatives or such agent or attorney access to all of its properties, assets and books and records, upon reasonable prior notice and during regular business hours;

(e) it will duly and punctually perform and carry out all of the covenants and acts or things to be done by it as provided in this Agreement and the other Facility Documents;

(f) it will comply in all respects with all Applicable Law;

(g) it will immediately notify the Lender in writing upon becoming aware of: (i) any Default, or (ii) any suit, proceeding or governmental investigation pending or, to its knowledge, threatened or any notification of any challenge to the validity of any Authorization, relating to it, which could reasonably be expected to have a Material Adverse Effect, or relating to any of its Secured Assets;

(h) it will provide the Lender with unconsolidated quarterly financial and operational reports, consisting of each Credit Party's statement of financial position, statement of comprehensive income or loss, statement of accounts payables and accrued liabilities, standard quarterly costs and operating reports provided to management or the board of directors, in the form agreed with the Lender from time to time, and such other information with respect to each Credit Party as the Lender may reasonably request;

(i) it will pay and discharge or cause to be paid and discharged, promptly when due, all taxes, assessments and governmental charges or levies imposed upon it or in respect of any of its property and assets or upon the income or profits therefrom as well as all claims of any kind (including claims for labour, materials, supplies and rent) which, if unpaid, might become a Security Interest thereupon; provided however, that they shall not be required to pay or cause to be paid any such tax, assessment, charge, levy or claim if the amount, applicability or validity thereof shall concurrently be contested in good faith by appropriate proceedings diligently conducted;

(j) it will cause all necessary and proper steps to be taken diligently to protect and defend its property and assets and the proceeds thereof against any material adverse claim or demand, including without limitation, the employment or use of counsel for the prosecution or defence of litigation and the contest, settlement, release or discharge of any such claim or demand; and

(k) the Borrower will, on a combined basis with the Guarantors and as determined by reference to the previously filed (or, if applicable pursuant to Section 7.4, delivered) reports referred to in Section 7.1(h), ensure that the amount of its Unrestricted Cash is at all times equal to or greater than $1,500,000.

Section 7.2 Negative Covenants of the Credit Parties

Each Credit Party or the Borrower alone, as applicable, hereby covenants and agrees with the Lender that except with prior written consent of the Lender:

(a) it will not directly or indirectly issue, incur, assume or otherwise become liable for or in respect of any Indebtedness other than Permitted Indebtedness;

(b) prior to a Material Subsidiary being designated a Guarantor pursuant to Section 4.1, the Borrower will not permit such Material Subsidiary to directly or indirectly issue, incur, assume or otherwise become liable for or in respect of any Indebtedness other than Permitted Indebtedness;

(c) it will not, directly or indirectly create, incur, assume, permit or suffer to exist any Security Interest against any of its properties or assets, including, without limitation, any of its property and assets, including the Material Contracts to which it is a party, subject only to Permitted Encumbrances;

(d) prior to a Material Subsidiary being designated a Guarantor and Credit Party pursuant to Section 4.1, the Borrower will not permit such Material Subsidiary to directly or indirectly create, incur, assume, permit or suffer to exist any Security Interest against any of its properties or assets, subject only to Permitted Encumbrances;

(e) it will not convey, sell, lease, assign, transfer or otherwise dispose of any of its properties or assets other than pursuant to a Permitted Disposal;

(f) prior to a Material Subsidiary being designated a Guarantor and Credit Party pursuant to Section 4.1, the Borrower will not permit such Material Subsidiary to convey, sell, lease, assign, transfer or otherwise dispose of any of its properties or assets other than pursuant to a Permitted Disposal;

(g) it will not, as applicable, materially amend, modify, vary or terminate any of its Material Contracts, licenses, permits or other Authorizations now held by it in a manner which could reasonably be expected to have a Material Adverse Effect;

(h) it will not enter into any scheme for the reconstruction or reorganization of it or any of its Subsidiaries or for the consolidation, amalgamation, merger, arrangement or similar transaction of it or any of its Subsidiaries with or into any other Person, except as otherwise permitted under this Agreement;

(i) it will not make any prepayment on, purchase, redeem, or otherwise acquire or retire for value, prior to any scheduled final maturity, any Indebtedness other than (i) the indebtedness owing to Sprott under the Sprott Credit Agreement, (ii) the Loan Indebtedness or (iii) pursuant to the terms of any written subordination or similar agreement with the Lender in respect of any Indebtedness subordinated on terms satisfactory to the Lender;

(j) it will not purchase, redeem, retire, repurchase and cancel or otherwise acquire for cash any securities;

(k) it will not make any change to its Constating Documents in a manner that adversely affects the interests of the Lender;

(l) it will not change its name without the prior written approval of the Lender, which approval shall not to be unreasonably withheld;

(m) it will not transfer or permit the transfer of any shares or other equity interests of any Subsidiary or otherwise allow any Subsidiary to cease to be a direct or indirect wholly- owned Subsidiary of the Borrower;

(n) it will not declare or provide for any dividends or other payments or distributions based on share capital other than a dividend or distribution paid by one Credit Party to another Credit Party;

(o) it will not pay out any shareholders loans or other indebtedness to non-arm's length parties or enter into any transactions with any non-arm's-length parties other than on commercially reasonable terms;

(p) it will not make any payments to shareholders or affiliates not otherwise permitted hereunder;

(q) it will not incur any Contingent Liability for the obligations of any other Person, directly or indirectly, other than obligations permitted by this Agreement, including any Permitted Indebtedness;

(r) it will not engage in the conduct of any business other than the business of the Borrower as existing on the date of this Agreement or in businesses reasonably related thereto on a basis consistent with the conduct of such business as conducted on the date of this Agreement; or

(s) it will not enter into or become party or subject to any dissolution, winding-up, reorganization, arrangement or similar transaction or proceeding.

Section 7.3 To Pay Lender's Fees and Expenses

Each party hereto will pay for its own costs and expenses incurred in connection with the negotiation, preparation, execution and performance of this Agreement, and the transactions contemplated by this Agreement, including the fees and expenses of legal counsel, investment advisers and accountants. Notwithstanding the foregoing, the Borrower covenants and agrees to pay all of the Lender's legal fees (on a solicitor and own-client basis) and all other costs, charges and expenses of and incidental to the recovery of all amounts owing hereunder after an Event of Default which is continuing, including but not limited to those incurred in connection with the enforcement of this Agreement and the other Facility Documents. All such amounts will be payable upon demand. If not paid within 30 days of demand, all such amounts will be added to and form part of the principal amount of the Loan and shall accrue interest from the date of demand as if such amounts had been advanced by the Lender to the Borrower hereunder on such date.

Section 7.4 Comply with Continuous Disclosure Obligations

The Borrower shall timely file all documents that must be publicly filed or sent to its shareholders pursuant to Applicable Securities Legislation within the time prescribed by such Applicable Securities Legislation and make such documents available on the System for Electronic Document Analysis and Retrieval within such prescribed time period. If the Borrower is not at any time subject to Applicable Securities Legislation, the Borrower shall continue to provide to the Lender: (i) within 120 days after the end of each fiscal year, copies of its annual report, if any, and audited annual financial statements, and (ii) within 45 days after the end of each of the first three (3) fiscal quarters of each fiscal year, interim financial statements which shall, at a minimum, contain such information required to be provided in quarterly reports by a "reporting issuer" (as such term is defined in such Applicable Securities Legislation) under the Applicable Securities Legislation. Each of such reports will be prepared in accordance with the disclosure requirements of Applicable Securities Legislation.

Section 7.5 To Pay Additional Amounts

(a) The Borrower will, from time to time, promptly pay or make provisions satisfactory to the Lender for the payment of any additional amounts, including taxes and charges which may be imposed on the Borrower by the laws of Canada or any Province thereof (except income tax or security transfer tax, if any) which shall be payable with respect to the Loan.

(b) Any and all payments by or on account of any obligation of the Credit Parties hereunder or under any other Facility Document shall be made free and clear of and without deduction or withholding for any Taxes except as required by Applicable Law. If the Lender is required by applicable law to deduct or withhold any Taxes from such payments, then:

(i) the amount payable by the applicable Credit Party shall be increased so that after all such required deductions or withholdings are made (including deductions or withholdings applicable to additional amounts payable under this Section), the Lender receives an amount equal to the amount it would have received had no such deduction or withholding been made, and

(ii) the Lender shall make such deductions or withholdings and pay the full amount deducted or withheld to the relevant Governmental Authority in accordance with Applicable Law.

Section 7.6 Further Assurances

Each of the Credit Parties shall, from time to time, as may be required by the Lender, execute and deliver such further and other documents and do all matters and things which are necessary to carry out the intention and provisions of this Agreement.

Section 7.7 Lender May Perform Covenants

If any Credit Party fails to perform any of its covenants contained in this Agreement or any of the other Facility Documents, the Lender may, upon becoming aware of such failure, in its discretion, but need not, itself perform any of such covenants capable of being performed by it, but is under no obligation to do so. All sums so required to be paid in connection with the Lender's performance of any covenant will be paid by the Credit Parties and all sums so paid shall be payable by the Credit Parties in accordance with the provisions of Section 7.3. No such performance by the Lender of any such covenant or payment or expenditure by any Credit Party of any sums advanced or borrowed by the Lender pursuant to the foregoing provisions shall be deemed to relieve any Credit Party from any default hereunder or their respective continuing obligations hereunder.

ARTICLE 8

DEFAULT AND ENFORCEMENT

Section 8.1 Events of Default

The occurrence of any one or more of the following events shall constitute an "Event of Default" hereunder:

(a) if the Borrower fails to make any payment of any principal amount of the Loan or interest payable hereunder, when due;

(b) if the Borrower fails to pay any fees, costs or other amounts or charges payable hereunder when due and such failure shall continue unremedied for a period of three (3) Business Days after written notice thereof from the Lender;

(c) if any Credit Party defaults in observing or performing any covenant or condition set out in Section 4.1 or Section 7.2 of this Agreement;

(d) if any Credit Party defaults in observing or performing any material covenant or condition of this Agreement, any other Facility Document (other than any covenant or condition referred to in Section 8.1(c)) or the Royalty Purchase Agreement on its part to be observed or performed and, with respect to such covenants or conditions which are capable of being cured, if such default continues for a period of ten (10) Business Days, after the earlier of knowledge thereof by the relevant Credit Party or receipt of notice thereof from the Lender;

(e) any Facility Document ceases to be in full force and effect;

(f) the institution by any Credit Party of proceedings to be adjudicated a bankrupt or insolvent or any similar proceedings or the seeking by it of liquidation, reorganization or relief under any applicable federal, provincial, state or other law relating to bankruptcy, insolvency, reorganization or relief of debtors, or the filing by it of any such petition or to the appointment under any such law of a receiver, receiver- manager, liquidator, assignee, trustee or other similar official of any Credit Party of all or substantially all of its property, or the making by it of a general assignment for the benefit of creditors, or the admission by it in writing of its inability to pay its debts generally as they become due;

(g) any proceedings are commenced by a Person other than a Credit Party for the bankruptcy, insolvency, reorganization, winding-up, liquidation or dissolution or any similar proceedings of any Credit Party;

(h) the entry of a decree or order by a court having jurisdiction adjudging any Credit Party a bankrupt or insolvent or approving as properly filed an application or a petition seeking liquidation, reorganization, arrangement or adjustment of or in respect of the Credit Party under any Applicable Law relating to bankruptcy, insolvency, reorganization or relief of debtors, or appointing under any such law a receiver, receiver-manager, liquidator, assignee, trustee , monitor or other similar official of any Credit Party or of all or substantially all of its property, or ordering pursuant to any such law the winding-up or liquidation of its affairs;

(i) this Agreement or any Facility Document is claimed by any Credit Party to, cease in whole or in any part to be a legal, valid, binding and enforceable obligation of the Credit Party;

(j) this Agreement or any Facility Document shall for any reason other than paragraph (i) above, cease in whole or in any part to be a legal, valid, binding and enforceable obligation of any Credit Party;

(k) any Credit Party fails to pay the principal of, premium, if any, interest on, or any other amount owing in respect of any of its Indebtedness or obligation which is outstanding in an aggregate principal amount exceeding $250,000 when such amount becomes due and payable (whether by scheduled maturity, required prepayment, acceleration, demand or otherwise) and such failure continues after the applicable grace or cure period, if any, specified in the agreement or instrument relating to such Indebtedness or obligation; or any other event occurs or condition exists and continues after the applicable grace or cure period, if any, specified in any agreement or instrument relating to any such Indebtedness or obligation, if its effect is to accelerate or permit the acceleration of, such Indebtedness or obligation; or any such Indebtedness or obligation shall be, or may be, declared to be due and payable prior to its stated maturity, in each case in respect of any of its Indebtedness or obligation which is outstanding in an aggregate principal amount exceeding $250,000;

(l) any representation or warranty given by any Credit Party in this Agreement, any other Facility Document or the Royalty Purchase Agreement shall prove to be incorrect or misleading in any material respect;

(m) the occurrence or existence of any event or circumstance which has or could reasonably be expected to have a Material Adverse Effect, in the opinion of the Lender, in its sole discretion;

(n) if any Credit Party ceases or threatens to cease to carry on business;

(o) final non-appealable judgments or decrees for the payment of money in excess of $250,000 in the aggregate, are rendered against any Credit Party by courts having jurisdiction, and such judgments or decrees have not been paid in full by the Credit Party within 30 days after such judgments or decrees have become final non- appealable judgments or decrees; or

(p) if the Borrower ceases to own, directly or indirectly, all of the shares and other equity interests currently held in the capital of each of the other Credit Parties.

Section 8.2 Acceleration on Default

If any Event of Default shall occur and be continuing, the Lender may (i) by notice to the Borrower, (A) declare its commitment to advance the Loan or any portion thereof to be terminated, whereupon the same shall forthwith terminate and (B) declare the entire unpaid principal amount of the Loan, all interest accrued and unpaid thereon and all other fees, charges and costs hereunder to be forthwith due and payable, whereupon the principal amount of the Loan, all such accrued interest and all other fees, charges and costs hereunder shall become and be forthwith due and payable, without presentment, demand, protest or further notice of any kind, all of which are hereby expressly waived by the Borrower, provided that upon the occurrence of an actual or deemed entry of an order for relief with respect to any Credit Party under the Bankruptcy and Insolvency Act (Canada), the Companies Creditors Arrangement Act (Canada), the Winding-up and Restructuring Act (Canada) or any other similar such legislation in other jurisdictions including the result which would otherwise occur only upon giving of notice by the Lender to the Borrower under this Section 8.2, shall occur automatically without the giving of any such notice; and (ii) whether or not the actions referred to in clause (i) have been taken, (X) exercise any or all of the Lender's rights and remedies under the other Facility Documents, and (Y) proceed to enforce all other rights and remedies available to the Lender under this Agreement, the other Facility Documents and Applicable Law.

Section 8.3 Waiver of Default

If an Event of Default shall have occurred, the Lender shall have the power to waive any Event of Default hereunder if, in the Lender's opinion, the same shall have been cured or adequate provision made therefor, upon such terms and conditions as the Lender may consider advisable, provided that no delay or omission of the Lender to exercise any right or power accruing upon any Event of Default shall impair any such right or power or shall be construed to be a waiver of any such Event of Default or acquiescence therein and provided further that no act or omission of the Lender shall extend to or be taken in any manner whatsoever to affect any subsequent Event of Default hereunder or the rights resulting therefrom.

Section 8.4 Enforcement by the Lender

If an Event of Default shall have occurred, but subject to Section 8.3:

(a) the Lender may in its sole discretion proceed to enforce, and to instruct any other Person to enforce, the rights of the Lender by any action, suit, remedy or proceeding authorized or permitted by this Agreement or any of the other Facility Documents or by law or equity; and may file such proofs of claim and other papers or documents as may be necessary or advisable in order to have the claims of the Lender in any bankruptcy, insolvency, winding-up or other judicial proceedings relating to any Credit Party; and

(b) no such remedy for the enforcement of the rights of the Lender shall be exclusive of or dependent on any other such remedy but any one or more of such remedies may from time to time be exercised independently or in combination.

Section 8.5 Application of Moneys

Except as otherwise provided herein, any moneys arising from any enforcement hereof or any other Facility Document or other proceedings against any Credit Party pursuant hereto or any other Facility Document or from any trustee in bankruptcy or liquidation of any Credit Party, shall be held by the Lender and applied by it, together with any moneys then or thereafter in the hands of the Lender available for the purpose, as follows:

(a) first, in payment or reimbursement to the Lender of the remuneration, expenses, disbursements, and advances of the Lender earned, incurred or made in the enforcement of this Agreement and the other Facility Documents or otherwise in relation to this Agreement or any other Facility Document with interest thereon as herein provided;

(b) second (but subject to Section 7.3 and this Section 8.5), in or towards payment of the Amount Payable; and

(c) third, the surplus (if any) of such moneys shall be paid to the Borrower or as it may direct.

Section 8.6 Persons Dealing with Lender

No Person dealing with the Lender or any of its agents shall be required to enquire whether an Event of Default has occurred, or whether the powers which the Lender is purporting to exercise have become exercisable, or whether any moneys remain due under this Agreement, or to see to the application of any moneys paid to the Lender, and in the absence of fraud on the part of such Person, such dealing shall be deemed to be within the powers hereby conferred and to be valid and effective accordingly.

Section 8.7 Lender Appointed Attorney

After the occurrence and during the continuance of an Event of Default, the Credit Parties irrevocably appoints the Lender to be the attorney of the Credit Parties in the name and on behalf of the Credit Parties to execute any instruments and do any things which the Credit Parties ought to execute and do, and has not executed or done, under the covenants and provisions contained in this Agreement and generally to use the name of the Credit Parties in the exercise of all or any of the powers hereby conferred on the Lender with full powers of substitution and revocation. Such power of attorney, being coupled with an interest, is irrevocable.

Section 8.8 Remedies Cumulative

No remedy herein conferred upon or reserved to the Lender is intended to be exclusive of any other remedy, but each and every such remedy shall be cumulative and shall be in addition to every other remedy given hereunder or under any Facility Document or now or hereafter existing by law or by statute.

ARTICLE 9

NOTICES

Section 9.1 Notices

Any notice, direction or other communication given regarding the matters contemplated by this Agreement (each a "Notice") must be in writing, sent by personal delivery, courier or electronic mail and addressed:

(a) to Lender at:

SSR Mining Inc.

7001 E. Belleview Ave., Suite 800
Denver, Colorado 80237

USA

Attention: Michael Sparks

Email: Michael.Sparks@ssrmining.com

(b) to the Borrower and each other Credit Party at:

EMX Royalty Corporation

Suite 501, 543 Granville Street

Vancouver, British Columbia, Canada, V6C 1X8

Attention: Dave M. Cole

Email: dave@emxroyalty.com

A Notice is deemed to be given and received (i) if sent by personal delivery or courier, on the date of delivery if it is a Business Day and the delivery was made prior to 4:00 p.m. (local time in place of receipt) and otherwise on the next Business Day, or (ii) if sent by electronic mail, on the Business Day following the date of confirmation of transmission by the originating party. A Credit Party may change its address for service from time to time by providing a Notice to the Lender in accordance with the foregoing and the Lender may change its address for service from time to time by providing a Notice to the Borrower in accordance with the foregoing. Any subsequent Notice must be sent to the party at its changed address. Any element of a party's address that is not specifically changed in a Notice will be assumed not to be changed.

Section 9.2 Waiver of Notice

Any notice provided for in this Agreement may be waived in writing by the Person entitled to receive such notice, either before or after the event, and such waiver shall be the equivalent of such notice.

ARTICLE 10

INDEMNITIES

Section 10.1 General Indemnity

Each of the Credit Parties expressly declares and agrees as follows:

(a) the Lender, its partners and its and their directors, officers, employees, and agents, and all of their respective representatives, heirs, successors and assigns (collectively the "Indemnified Parties") will at all times be indemnified and saved harmless by the Credit Party from and against all claims, demands, losses, actions, causes of action, costs, charges, expenses, damages and liabilities whatsoever arising in connection with this Agreement and the other Facility Documents, including those arising out of or related to actions taken or omitted to be taken by the Lender contemplated hereby, legal fees and disbursements on a solicitor and own client basis and all costs and expenses incurred in connection with the enforcement of this indemnity, which the Lender may suffer or incur, whether at law or in equity, in any way caused by or arising, directly or indirectly, in respect of any act, deed, matter or thing whatsoever made, done, acquiesced in or omitted in or about or in relation to the execution of its duties as Lender and including any act, deed, matter or thing in relation to the registration, perfection, release or discharge of security. The foregoing provisions of this subsection do not apply in any circumstances where any Indemnified Party was grossly negligent or acted illegally or with wilful misconduct in relation to their obligations hereunder or otherwise in connection with or under this Agreement and the other Facility Documents. This indemnity shall survive the termination of this Agreement; and

(b) the Lender may act and rely and shall be protected in acting and relying upon any resolution, certificate, statement, instrument, opinion, report, notice, request, consent, order, letter, telegram, cable, facsimile or other paper or electronic document reasonably believed by it to be genuine and to have been signed, sent or presented by or on behalf of the proper party or parties.

Section 10.2 Action by Lender to Protect Interests

The Lender shall have the power to institute and maintain all and any such actions, suits or proceedings and to take any other action as it may consider necessary or expedient to preserve, protect or enforce its interests.

ARTICLE 11

MISCELLANEOUS

Section 11.1 Amendments and Waivers

No amendment to any provision of the Facility Documents shall be effective unless it is in writing and has been signed by the Lender and the Credit Parties who are party to that Facility Document, and no waiver of any provision of any Facility Document, or consent to any departure by the relevant Credit Party therefrom, shall be effective unless it is in writing and has been signed by the Lender. Any such amendment, waiver or consent shall be effective only in the specific instance and for the specific purpose for which given.

Section 11.2 No Waiver; Remedies Cumulative

No failure on the part of the Lender to exercise, and no delay in exercising, any right, remedy, power or privilege under any Facility Document shall operate as a waiver thereof, nor shall any single or partial exercise of any such right, remedy, power or privilege preclude any other or further exercise thereof or the exercise of any other right, remedy, power or privilege. The rights and remedies under the Facility Documents are cumulative and not exclusive of any rights, remedies, powers and privileges that may otherwise be available to the Lender.

Section 11.3 Survival

All covenants, agreements, representations and warranties made in any Facility Documents shall, except to the extent otherwise provided therein, survive the execution and delivery of this Agreement and any Advance, and shall continue in full force and effect so long as any Advance remains outstanding or any other obligations remain unpaid or any obligation to perform any other act hereunder or under any other Facility Document remains unsatisfied.

Section 11.4 Benefits of Agreement

The Facility Documents are entered into for the sole protection and benefit of the parties hereto and their successors and assigns, and no other Person (other than the Indemnified Parties) shall be a direct or indirect beneficiary of, or shall have any direct or indirect cause of action or claim in connection with, any Facility Document.

Section 11.5 Binding Effect; Assignment; Syndication

This Agreement shall become effective when it shall have been executed by the parties hereto and thereafter shall be binding upon, inure to the benefit of and be enforceable by the parties hereto and their respective successors and assigns. The Credit Parties shall not have the right to transfer and/or assign their rights and obligations hereunder or under the other Facility Documents or any interest herein or therein without the prior written consent of the Lender, which may be withheld in the Lender's sole discretion. The Lender shall not sell, assign, transfer or grant participations in all or any portion of the Lender's interests, rights and obligations hereunder and under the other Facility Documents to any other Person without the prior written consent of the Borrower, unless an Event of Default shall have occurred and be continuing, in which case, the Borrower's consent shall not be required. In the event of any sale, assignment or transfer by the Lender of all of its interests, rights and obligations hereunder and under the other Facility Documents made in accordance with this Section 11.5, the purchaser, assignee or transferee (as the case may be) shall be deemed the "Lender" for all purposes of the Facility Documents with respect to the rights and obligations sold, assigned or transferred (as the case may be) to it, the obligations of the Lender so sold, assigned or transferred (as the case may be) shall thereupon terminate and the selling, assigning or transferring (as the case may be) Lender shall be released from all obligations to the Credit Parties in respect thereof. The Credit Parties acknowledge and agree that the Lender is authorized to disclose to any purchaser, assignee, transferee or participant and any prospective purchaser, assignee, transferee or participant any and all financial and other information concerning the Credit Parties, their respective properties and assets and the Loan and any other transactions contemplated herein, whether received by the Lender or derivative thereof, in connection with the Lender's credit evaluation, internal reporting, or other activities reasonably incidental to the management or administration of the Loan, including in connection with the enforcement thereof.

Section 11.6 Judgment Currency

(a) If, for the purposes of obtaining judgment in any court, it is necessary to convert a sum due hereunder in Dollars into another currency, the parties hereto agree, to the fullest extent permitted by law, that the rate of exchange used shall be that at which, in accordance with normal banking procedures, the Lender could purchase Dollars with such other currency at the buying spot rate of exchange in the foreign exchange markets on the Business Day immediately preceding that on which any such judgment, or any relevant part thereof, is given.

(b) The obligations of the Credit Parties in respect of any sum due to the Lender hereunder and under the other Facility Documents shall, notwithstanding any judgment in a currency other than Dollars, be discharged only to the extent that on the Business Day following receipt by the Lender of any sum adjudged to be so due in such other currency the Lender may, in accordance with normal banking procedures, purchase Dollars with such other currency. If the amount of Dollars so purchased is less than the sum originally due to the Lender in Dollars, each of the Credit Parties agrees, to the fullest extent that it may effectively do so, as a separate obligation and notwithstanding any such judgment, to indemnify the Lender against such loss. If the amount of Dollars so purchased exceeds the sum originally due to the Lender in Dollars, the Lender shall remit such excess to the relevant Credit Parties.

Section 11.7 Entire Agreement

The Facility Documents reflect the entire agreement between the parties hereto with respect to the matters set forth herein and therein and supersede any prior agreements, commitments, drafts, communication, discussions and understandings, oral or written, with respect thereto.

Section 11.8 Payments Set Aside

To the extent that any payment by or on behalf of the Borrower is made to the Lender, or the Lender exercises its right of set-off, and such payment or the proceeds of such set-off or any part thereof is subsequently invalidated, declared to be fraudulent or preferential, set aside or required (including pursuant to any settlement entered into by the Lender in its discretion) to be repaid to a trustee, receiver or any other party, in connection with any proceeding under the Bankruptcy and Insolvency Act (Canada), the Companies Creditors Arrangement Act (Canada) and the Winding- up and Restructuring Act (Canada) or other Canadian federal, provincial or foreign liquidation, conservatorship, bankruptcy, assignment for the benefit of creditors, moratorium, rearrangement, receivership, insolvency, reorganization, or similar debtor relief laws, or otherwise, then to the extent of such recovery, the obligation or part thereof originally intended to be satisfied shall be revived and continued in full force and effect as if such payment had not been made or such set- off had not occurred.

Section 11.9 Severability

Whenever possible, each provision of the Facility Documents shall be interpreted in such manner as to be effective and valid under all Applicable Laws. If, however, any provision of any of the Facility Documents shall be prohibited by or invalid under any such Applicable Law in any jurisdiction, it shall, as to such jurisdiction, be deemed modified to conform to the minimum requirements of such Applicable Law, or, if for any reason it is not deemed so modified, it shall be ineffective and invalid only to the extent of such prohibition or invalidity without affecting the remaining provisions of such Facility Document, or the validity or effectiveness of such provision in any other jurisdiction.

Section 11.10  Counterparts and Delivery

This Agreement may be executed in counterparts and delivered by electronic transmission of an authorized signature and each such counterpart so delivered shall be deemed to form part of one and the same original document.

[remainder of page intentionally left blank]

SSR MINING INC.

Per:
Authorized Signatory

[signature page to the Credit Agreement - Lender]

SCHEDULE A

MATERIAL CONTRACTS

(a) SSR Agreement

(b) Timok Agreement

(c) Listing Agreements with TSX Venture Exchange and NYSE American;

(d) Registrar and transfer agent agreement with Computershare;

(e) Leeville Royalty Agreement;

(f) Services Agreement with Seabord Services Corp.;

(g) Sprott Credit Agreement; and

(h) Caserones Agreements.

A-1

SCHEDULE B

SUBSIDIARIES

The Subsidiaries available for designation by the Lender to provide guarantees and other security pursuant to Section 4.1(a) are as follows:

EMX (USA) Services Corp.	USA	100%
10001 Titan LLC	USA	100%
Bullion Monarch Mining, Inc	USA	100%
Bronco Creek Exploration Inc.	USA	100%
Basin and Range Resources, LLC	USA (Arizona)	100%
Viad Roylaties AB	Sweden	100%
EMX Properties (Canada) Inc.	Canada	100%

B-1

SCHEDULE C
SPROTT SECURITY DOCUMENTS

General Security Agreement of the Borrower

C-1

CREDIT AGREEMENT

DATED AS OF AUGUST    16   , 2021

BETWEEN:

EMX ROYALTY CORPORATION

as Borrower

- AND -

THE GUARANTORS FROM TIME TO TIME PARTY HERETO

as Guarantors

- AND -

SPROTT PRIVATE RESOURCE LENDING II (COLLECTOR), LP

as Lender

CREDIT AGREEMENT

THIS AGREEMENT made as of the 16th day of August, 2021

AMONG:

EMX ROYALTY CORPORATION, a corporation organized and existing under the laws of the Province of British Columbia

(hereinafter referred to as the "Borrower")

AND:

THE GUARANTORS FROM TIME TO TIME PARTY HERETO AS GUARANTORS

(hereinafter referred to as the "Guarantors")

AND:

SPROTT PRIVATE RESOURCE LENDING II (COLLECTOR), LP, a limited partnership organized and existing under the laws of the Province of Ontario

(hereinafter referred to as the "Lender")

WHEREAS the Borrower has requested, and the Lender has agreed, to establish an $44,000,000 principal amount senior secured credit facility on and subject to the terms and conditions herein set forth.

NOW THEREFORE THIS CREDIT AGREEMENT WITNESSES that for good and valuable consideration, the receipt and sufficiency of which are acknowledged by each of the parties, the parties agree as follows:

ARTICLE 1

INTERPRETATION

1.1 Definitions

In this Agreement, unless there is something in the subject matter or context obviously or manifestly inconsistent therewith:

"Advance" means an advance of the Facility contemplated herein;

"Affiliate" has the meaning given thereto in the Securities Act;

"Agreement", "this Agreement", "hereto", "hereby", "hereunder", "hereof", "herein" and similar expressions refer to this credit agreement and not to any particular Article, section, subsection, paragraph, clause, subdivision or other portion hereof, and include any and every supplemental Agreement; and the expressions "Article", "Section", "subsection" and "paragraph" followed by a number mean and refer to the specified Article, section, subsection or paragraph of this Agreement;

"Amount Payable" includes the principal amount advanced or deemed to be advanced and any other amount payable hereunder or under any of the Facility Documents;

"Applicable Law" means, at any time, with respect to any Person, property, transaction, event or other matter, as applicable, all laws, rules, statutes, regulations, treaties, orders, judgments and decrees, and all official requests, directives, rules, guidelines, orders, policies, practices and other requirements of any Governmental Authority relating or applicable at such time to such Person, property, transaction, event or other matter, and also includes any interpretation thereof by any Person having jurisdiction over it or charged with its administration or interpretation;

"Applicable Securities Legislation" means all applicable securities laws of each of the Reporting Jurisdictions and the respective rules and regulations under such laws together with applicable published fee schedules, prescribed forms, policy statements, national or multilateral instruments, orders, blanket rulings and other applicable regulatory instruments of the securities regulatory authorities in any of the Reporting Jurisdictions and such other jurisdictions as may be agreed to between the Borrower and the Lender;

"Authorization" means any authorization, consent, approval, resolution, licence, permit, concession, exemption, filing, notarization or registration;

"Borrower" means EMX Royalty Corporation, a corporation organized and existing under the laws of British Columbia, and its successors and permitted assigns;

"Borrower's Auditors" means, at any time, a firm of chartered professional accountants duly appointed as auditors of the Borrower;

"Business Day" means any day other than Saturday, Sunday or a statutory holiday when banks are not open in Toronto, Ontario or Vancouver, British Columbia;

"Capital Lease" means, with respect to a Person, a lease or other arrangement in respect of personal property that is required to be classified and accounted for as a capital lease obligation on a balance sheet of the Person in accordance with IFRS;

"Caserones Transaction" means the transaction pursuant to which the Borrower shall enter into an incorporated joint venture with Altus Strategies plc or its nominee, pursuant to which the incorporated joint venture company (the "Caserones JV Co") shall enter into an Agreement for the Purchase and Sale of Shares and Assignment of Rights between Leonel Polgatti Goycoolea and others, and the Caserones JV Co (the "Caserones Purchase Agreement"), pursuant to which the Caserones JV Co shall purchase from the Sellers (as defined in the Caserones Purchase Agreement) 43 shares of Sociedad Legal Minera California Una de la Sierra Peña Negra;

"Caserones Transaction Long Stop Closing Deadline" has the meaning attributed to such term in Section 4.2(a) hereof;

"Certificate of the Borrower" means an instrument signed in the name of the Borrower and without personal liability by any Director or senior officer of the Borrower, certifying the matters specified therein;

"Change of Control" means the occurrence of any of the following events:

(a) there is a report filed with any securities commission or securities regulatory authority in Canada, disclosing that any offeror (as such term is defined in Section 1.1 of National Instrument 62-104 Take-Over Bids and Issuer Bids of the Canadian Securities Administrators), other than the Borrower or any Subsidiary of the Borrower, has acquired beneficial ownership (within the meaning of the Securities Act) of, or the power to exercise control or direction over, or securities convertible into, any Voting Shares of the Borrower, that together with the offeror's securities (as such term is defined in Section 1.1 of National Instrument 62-104) in relation to the Voting Shares of the Borrower, would constitute Voting Shares of the Borrower representing more than 20% of the total voting power attached to all Voting Shares of the Borrower then outstanding;

(b) there is consummated any amalgamation, consolidation, statutory arrangement (involving a business combination) or merger of the Borrower (1) in which the Borrower is not the continuing or surviving corporation or (2) pursuant to which any Voting Shares of the Borrower would be reclassified, changed or converted into or exchanged for cash, securities or other property, other than (in each case) an amalgamation, consolidation, statutory arrangement or merger of the Borrower in which the holders of the Voting Shares of the Borrower immediately prior to the amalgamation, consolidation, statutory arrangement or merger have, directly or indirectly, more than 20% of the Voting Shares of the continuing or surviving corporation immediately after such transaction; or

(c) any Person or group of Persons shall succeed in having a sufficient number of its nominees elected as Directors of the Borrower such that such nominees, when added to any existing Directors after such election who was a nominee of or is an Affiliate or related Person of such Person or group of Persons, will constitute a majority of the Directors;

"Closing Date" means the date of the Advance made pursuant to the terms of this Agreement;

"Commitment" means the Advance to be made by the Lender to the Borrower in the principal amount of $44,000,000 in accordance with this Agreement;

"Common Shares" means common shares in the capital of the Borrower as such shares exist at the close of business on the date of execution and delivery of this Agreement;

"Constating Documents" means, with respect to (i) a corporation, its articles of incorporation, amalgamation or continuance, or constitution, or other similar documents by which it is established under its governing corporate legislation as a corporation, and its by-laws, if any, and (ii) any other Person which is an artificial body other than a corporation, the organization and governance documents of such Person; in each case as amended and supplemented from time to time;

"Contingent Liabilities" means, with respect to a Person, any agreement, undertaking or arrangement by which the Person guarantees, endorses or otherwise becomes or is contingently liable upon (by direct or indirect agreement, contingent or other, to provide funds for payment, to supply funds to, or otherwise to invest in a debtor, or otherwise to assure a creditor against loss) the obligation, debt or other liability of any other Person or guarantees the payment of dividends or other distributions upon the shares of any Person but shall not include any guarantees made by the Borrower with respect to the performance of obligations of any Subsidiary, so long as such guarantees and the relevant transaction are entered into in the ordinary course of business and are, in form and substance, of the nature that a prudent Person engaged in the same or similar business in the relevant locality would enter into. The amount of any contingent liability will, subject to any limitation contained therein, be deemed to be the outstanding principal amount (or maximum principal amount, if larger) of the obligation, debt or other liability to which the contingent liability is related;

"Corporations Act" means the Business Corporations Act (British Columbia);

"Credit Parties" means collectively, the Borrower and the Guarantors, and "Credit Party" means any one of them;

"Default" means an Event of Default or any event or circumstance specified in Section 9.1 hereof which would (with the expiry of a grace period, the giving of notice, the making of any determination or any combination of any of the foregoing) be an Event of Default;

"Director" means a director of the Borrower for the time being and "Directors" means the board of directors of the Borrower or, whenever duly empowered, a committee of the board of directors of the Borrower, and reference to action by the Directors means action by the directors as a board or action by such a committee of the board as a committee;

"Disclosure Record" means all information circulars, prospectuses (including preliminary prospectuses), annual information forms, offering memoranda, financial statements, material change reports and news releases filed by the Borrower with the Exchange and all securities regulatory authorities in each Reporting Jurisdiction during the 24 months preceding the date hereof;

"Environmental Laws" means all federal, provincial, state, municipal, county, local and other laws, statutes, codes, ordinances, by-laws, rules, regulations, policies, guidelines, certificates, approvals, permits, consents, directions, standards, judgments, orders and other Authorizations, as well as common law, civil law and other jurisprudence or authority, in each case, domestic or foreign, having the force of law at any time relating in whole or in part to any Environmental Matters and any permit, order, direction, certificate, approval, consent, registration, licence or other Authorization of any kind held or required to be held in connection with any Environmental Matters;

"Environmental Matters" means:

(a) any condition or substance, heat, energy, sound, vibration, radiation or odour that may affect any component of the earth and its surrounding atmosphere or affect human health or any plant, animal or other living organism; and

(b) any waste, toxic substance, contaminant or dangerous good or the deposit, release or discharge of any thereof into any component of the earth and its surrounding atmosphere;

"Event of Default" has the meaning attributed to such term in Section 9.1 hereof;

"Exchange" means the TSX Venture Exchange and the NYSE American, and each successor thereto;

"Facility" has the meaning attributed to such term in Section 2.1 hereof;

"Facility Documents" means this Agreement, the Security Documents and all other certificates, instruments, notices and documents delivered or to be delivered by the Credit Parties hereunder or thereunder, each as amended, modified, supplemented, restated or replaced from time to time;

"Facility Indebtedness" means all present and future debts, liabilities and obligations of the Credit Parties to the Lender under and in connection with this Agreement and all other Facility Documents, including the Amount Payable and all fees and other money payable or owing from time to time pursuant to the terms of this Agreement or any of the Facility Documents;

"Governmental Authority" means each national, state, provincial, county, municipal or other such governmental or public authority, including their authorized administrative bodies, courts, tribunals, commissions and agents, which have legal jurisdiction over a Person or a matter relevant to this Agreement;

"Guarantors" means every Person who is required to guarantee the obligations of the Borrower to the Lender hereunder from time to time, as contemplated in Section 5.4, and "Guarantor" means any one of them;

"IFRS" means international financial reporting standards, approved by the International Accounting Standards Board or any successor thereto ("IASB"), as at the date on which any calculation or determination is required to be made, provided that, in accordance with such international financial reporting standards, where the IASB includes a recommendation concerning the treatment of any accounting matter, such recommendation shall be regarded as the only international financing reporting standard;

"Indemnified Parties" has the meaning attributed to such term in Section 11.1 hereof;

"Lender" means Sprott Private Resource Lending (Collector), LP, an Ontario limited partnership, and every successor Person thereto and assignee;

"Lender's Counsel" means Dentons Canada LLP and, at any time, any other legal counsel retained by the Lender in the relevant jurisdiction to the matter in question;

"Material Adverse Effect" means, when used with reference to any event or circumstance, any event or circumstance which has, had, or could reasonably be expected to have a material adverse effect on:

(a) the business, operations, results of operations, assets, liabilities (contingent or otherwise), capitalization, condition (financial or otherwise) or cash flows of the Borrower;

(b) the ability of the Credit Parties or any of them to perform their obligations when due under this Agreement or any of the other Facility Documents;

(c) the validity or enforceability of this Agreement or any other Facility Document; or

(d) the priority or ranking of any Security Interest granted pursuant to the Security Documents or any of the rights or remedies of the Lender thereunder or under any other Facility Document;

"Material Contract" means each agreement listed on Schedule C hereto;

"Material Subsidiary" means each Subsidiary listed on Schedule D hereto;

"Maturity Date" means July 31, 2022;

"NI 45-102" means National Instrument 45-102 Resale of Securities of the Canadian Securities Administrators;

"Original Issue Discount" has the meaning attributed to such term in Section 2.7;

"Partner Alignment Shares" has the meaning attributed to such term in Section 3.1(a);

"Permitted Disposal" means any sale, lease, license, transfer or other disposal:

(a) made by a Credit Party to another Credit Party, provided that if the disposing Credit Party had granted a Security Interest in favour of the Lender over the asset or property subject to such disposal, equivalent security over such asset or property shall be granted in favour of the Lender by the acquiring Credit Party, in each case, on terms and conditions satisfactory to the Lender;

(b) contemplated under Section 4.2 and in respect of which all or part of the proceeds will be paid to the Lender in accordance with the terms of that Section and this Agreement;

(c) of obsolete or redundant vehicles, plant and equipment for cash;

(d) made with the prior written consent of the Lender;

(e) of fixed assets where the proceeds of disposal are used to purchase replacement assets comparable or superior as to type, value and quality;

(f) of any assets, including mineral properties, royalties and other similar assets, provided that all such transactions are concluded on arm's length terms and are in the ordinary course of the Credit Party's business or in form and substance of a nature that a prudent Person engaged in the same or similar business in the relevant locality would enter into, provided that the net consideration receivable (when aggregated with the net consideration receivable for any other sale, lease, license, transfer or disposal not allowed under paragraphs (a) to (d) above) does not exceed $5,000,000 in any given fiscal year; and

(g) of marketable securities held by the Credit Party, provided that the net proceeds of any sale of such marketable securities are retained in a bank or brokerage account of the Credit Party;

"Permitted Encumbrances" means with respect to any Credit Party:

(a) any Security Interest granted pursuant to the Security Documents or otherwise granted to the Lender;

(b) any Security Interest or deposit under workers' compensation, social security or similar legislation or in connection with bids, tenders, leases or contracts or to secure related public or statutory obligations, surety and appeal bonds where required by law;

(c) any Security Interest imposed pursuant to statute such as builders', mechanics', materialman's, carriers', warehousemen's and landlords' liens and privileges, in each case, which relate to obligations not yet due or delinquent or, if due or delinquent, which the Credit Party is contesting in good faith if such contest will involve no material risk of loss of any material part of the property of any Credit Party;

(d) any Security Interest for Taxes, assessments, unpaid wages or governmental charges or levies for the then current year, or not at the time due and delinquent or the validity of which is being contested at the time in good faith;

(e) any right reserved to or vested in any Governmental Authority by the terms of any lease, licence, franchise, grant, claim or permit held or acquired by any Credit Party, or by any statutory provision, to terminate the lease, licence, franchise, grant, claim or permit or to purchase assets used in connection therewith or to require annual or other periodic payments as a condition of the continuance thereof;

(f) any Security Interest created or assumed by any Credit Party in favour of a public utility or Governmental Authority (whether directly or indirectly) when required by the utility or Governmental Authority in connection with the operations of such Credit Party that does not in the aggregate detract from the value of any of the Secured Assets or impair their use in the operation of the business of such Credit Party;

(g) any reservations, limitations, provisos and conditions expressed in original grants from any Governmental Authority;

(h) any applicable municipal and other Governmental Authority restrictions affecting the use of land or the nature of any structures which may be erected thereon, any minor encumbrance, such as easements, rights-of-way, servitudes or other similar rights in land granted to or reserved by other Persons, rights-of-way for sewers, electric lines, telegraph and telephone lines, oil and natural gas pipelines and other similar purposes, or zoning or other restrictions applicable to the use of real property by any Credit Party, or title defects, encroachments or irregularities, that do not detract from the value of the property or impair its use in the operation of the business of any Credit Party;

(i) any Security Interest that secures indebtedness, provided that such Security Interest shall be subject to the inter-creditor agreement in form and substance satisfactory to the Lender, providing for the full subordination and postponement of such indebtedness and any security therefor to the Facility Indebtedness and the Security Interest granted under the Security Documents, executed and delivered in favour of the Lender; and

(j) any Security Interest that secures indebtedness under capital leases or purchase money obligations, provided that such Security Interest is limited to mobile equipment which was acquired with the proceeds of such indebtedness;

"Permitted Indebtedness" means:

(a) any Indebtedness under this Agreement;

(b) any Indebtedness comprised of amounts owed to trade creditors and accruals in the ordinary course of business, which are either not overdue or, if disputed and in that case whether or not overdue, are being contested in good faith by such Credit Party by appropriate proceedings diligently conducted, and provided always that the failure to pay such Indebtedness would not reasonably be expected to result in a Material Adverse Effect;

(c) any Indebtedness approved by the Lender and, if applicable, permitted pursuant to the terms of an inter-creditor agreement, in form and substance satisfactory to the Lender providing for the full subordination and postponement of such indebtedness and any security therefor to the Facility Indebtedness and the Security Interests granted under the Security Documents, executed and delivered in favour of the Lender;

(d) any inter-company Indebtedness between any Credit Parties;

(e) any guarantee or indemnity in respect of Permitted Indebtedness;

(f) any other Indebtedness which the Lender agrees in writing is Permitted Indebtedness for the purposes of this Agreement;

(g) any performance or similar bond guaranteeing performance by a Credit Party or another subsidiary of a Credit Party, which Indebtedness does not exceed $250,000 in the aggregate for the Credit Parties at any time;

(h) any Indebtedness arising under a foreign exchange transaction for spot or forward deliver entered into in connection with protection against fluctuation in currency rates where that foreign exchange exposure (and not a foreign exchange transaction for investment or speculative purposes), which Indebtedness does not exceed $250,000 in the aggregate for the Credit Parties at any time;

(i) any Indebtedness under finance or Capital Leases and Purchase Money Obligations, provided that the aggregate capital value of all such items so leased under outstanding Capital Leases by the Credit Parties, which Indebtedness does not exceed $250,000 in the aggregate for the Credit Parties at any time;

(j) any Indebtedness under any corporate or employee credit card programs of a Credit Party, which Indebtedness does not exceed $250,000 in the aggregate for the Credit Parties at any time and which is not secured; and

(k) any Indebtedness not permitted by the preceding paragraphs (a) to (m) and the outstanding amount of which does not exceed $250,000 in aggregate for the Credit Parties at any time.

"Person" means any individual, partnership, limited partnership, joint venture, syndicate, sole proprietorship, or corporation with or without share capital, body corporate, unincorporated association, trust, trustee, executor, administrator or other legal personal representative, government or Governmental Authority or entity, however designated or constituted;

"PPSA" means the Personal Property Security Act (British Columbia);

"Private Placement" has the meaning attributed to such term in Section 3.1(a);

"Purchase Money Obligation" means, with respect to a Person, indebtedness of the Person issued, incurred or assumed to finance all or part of the cost of acquiring any mobile asset;

"Relevant Jurisdiction" means, (i) in respect of the Borrower, from time to time, any jurisdiction in which the Borrower has material property or assets, or in which it carries on material business and, for the purposes of this Agreement, includes British Columbia and (ii) in respect of any other Credit Party, any jurisdiction in which such Credit Party has material property or assets, or in which it carries on business and, for the purposes of this Agreement, includes the applicable jurisdiction of incorporation or formation;

"Reporting Jurisdictions" means all of the jurisdictions in Canada in which the Borrower is a "reporting issuer", including as of the date hereof, the Provinces of Alberta and British Columbia;

"Secured Assets" means the undertaking, properties and assets now owned, leased or hereafter acquired or leased by any Credit Parties secured by the Security Documents;

"Securities Act" means the Securities Act (British Columbia);

"Security Documents" means, collectively, the agreements, instruments and documents listed in Schedule A hereto and delivered pursuant to Article 4 of this Agreement;

"Security Interest" means any security interest, assignment by way of security, mortgage, charge (whether fixed or floating), hypothec, deposit arrangement, pledge, trust, lien, encumbrance, preference, priority or other security interest or preferential arrangement of any kind or nature whatsoever, and includes any other "Security Interest" as defined in section 1 of the PPSA;

"SSR Agreement" means the royalty purchase agreement dated July 29, 2021 between the Borrower, as purchaser, SSR Mining Inc. and certain of its subsidiaries listed as vendors on the signature pages thereto, as vendors;

"Subscription Agreement" has the meaning attributed to such term in Section 3.1(b);

"Subsidiary" has the meaning attributed to such term in the Corporations Act;

"Taxes" means all present or future taxes, assessments, rates, levies, imposts, deductions, withholdings, dues, duties, fees and other charges of any nature, including any interest, fines, penalties or other liabilities with respect thereto, imposed, levied, collected, withheld or assessed by any Governmental Authority (of any jurisdiction), and whether disputed or not;

"Term Sheet" means the term sheet for credit facility dated July 10, 2021 issued by the Lender to the Borrower;

"Timok Agreement" means the net smelter returns royalty agreement dated March 10, 2016 initially between Reservoir Capital Corp. and Euromax Resources Ltd. ("Euromax"), as acquired by Eurasian Minerals Inc. ("Eurasian") pursuant to an agreement dated June 7, 2013 between Euromax and Eurasian and an assignment agreement dated June 7, 2013 between Euromax and Eurasian;

"Unrestricted Cash" means, at any time in respect of a Person, cash denominated in CAD$ or $ at a bank and credited to a bank account located in Canada or the US in the name of the Person with an account bank satisfactory to the Lender, acting reasonably, and to which the Person is the sole beneficiary thereof, provided that:

(a) such cash is repayable on demand;

(b) the repayment of such cash is not contingent on the prior discharge of any Indebtedness of any Person whatsoever or on the satisfaction of any other condition;

(c) there is no Security Interest over such cash or account (other than a Security Interest in favour of the Lender pursuant to the Security Documents); and

(d) such cash is freely and immediately available to the Borrower; and

"Voting Shares" means shares of capital stock of any class of any corporation carrying voting rights under all circumstances, provided that for the purposes of such definition, shares which only carry the right to vote conditionally on the happening of any event shall not be considered Voting Shares, whether or not such event shall have occurred, nor shall any shares be deemed to cease to be Voting Shares solely by reason of a right to vote accruing to shares of another class or classes by reason of the happening of such event.

1.2 Interpretation Not Affected by Headings

The division of this Agreement into articles, sections, subsections and paragraphs, the provision of a table of contents and the insertion of headings are for convenience of reference only and shall not affect the construction or interpretation of this Agreement.

1.3 Statute References

Any reference in this Agreement to a statute shall be deemed to be a reference to such statute as amended, re-enacted or replaced from time to time.

1.4 Permitted Encumbrance

Any reference in any of the Facility Documents to a Permitted Encumbrance is not intended to and shall not be interpreted as subordinating or postponing, or as any agreement to subordinate or postpone, any obligation of any Credit Party to the Lender under any of the Facility Documents to any Permitted Encumbrance.

1.5 Currency

Any reference in this Agreement to "Dollars", "dollars" or "$" shall be deemed to be a reference to lawful money of the United States of America and any reference to any payments to be made by any Credit Party shall be deemed to be a reference to payments made in lawful money of the United States of America. Any reference in this Agreement to "CAD$" shall be deemed to be a reference to lawful money of Canada.

1.6 Use of the Words "Best Knowledge", "continuing" and "indebtedness"

(a) The words "best knowledge", "to the best of the Borrower's knowledge", "to the knowledge of", "of which they are aware", "any knowledge of" or other similar expressions limiting the scope of any representation, warranty, acknowledgement, covenant or statement by any Credit Party will be understood to be made on the basis of the actual knowledge of any of the executive officers of such Credit Party after due inquiry.

(b) A Default being "continuing" means that such Default has not been waived by the Lender.

(c) Any reference to "indebtedness" includes any obligation (whether incurred as principal or as surety) for the payment or repayment of money, whether present or future, actual or contingent.

1.7 Non-Business Days

Whenever any payment to be made hereunder shall be due, any period of time would begin or end, any calculation is to be made or any other action is to be taken on or as of, a day other than a Business Day, such payment shall be made, such period of time shall begin or end, such calculation shall be made and such other actions shall be taken, as the case may be, unless otherwise specifically provided for herein, on or as of the next succeeding Business Day and the Lender shall not be entitled to any further interest or other payment in respect of such delay.

1.8 Governing Law

This Agreement shall be governed by, construed and enforced in accordance with the laws of the Province of British Columbia and the federal laws of Canada applicable therein and shall be treated in all respects as a British Columbia contract. Each of the Credit Parties hereby irrevocably attorns to the non-exclusive jurisdiction of the Courts of the Province of British Columbia in the City of Vancouver. Each Credit Party hereby irrevocably and unconditionally waives, to the fullest extent it may legally and effectively do so, any objection which it may now or hereafter have to the laying of venue of any suit, action or proceeding arising out of or relating to this Agreement in any Court of the Province of British Columbia. Each of the Credit Parties hereby irrevocably waives, to the fullest extent permitted by law, any forum non conveniens defence to the maintenance of such action or proceeding in any such court. Each Credit Party irrevocably consents to service of process in British Columbia. Nothing in this Agreement will affect the right of the Lender to serve process in any other manner or in any other jurisdiction permitted by law or to commence suits, actions or legal proceedings in any other jurisdictions.

1.9 Paramountcy

In the event of any inconsistency between the provisions of this Agreement and the provisions of any other Facility Document, the provisions of this Agreement shall prevail.

1.10 Enurement

The Facility Documents shall be binding upon and shall enure to the benefit of each Credit Party which is party thereto and the Lender and their respective successors and permitted assigns.

1.11 Interpretation

In this Agreement, unless the context otherwise manifestly requires, words importing the singular include the plural and vice versa and words importing gender include all genders. In this Agreement the words "including" or "includes" mean "including without limitation" and "includes without limitation", respectively.

1.12 Time of Essence

Time shall be of the essence in all respects in this Agreement.

1.13 Joint and Several Liability

All obligations of the Credit Parties in this Agreement and any other Facility Document shall be joint and several obligations of all Credit Parties.

1.14 Schedules

The Schedules attached hereto are incorporated into this Agreement by reference and are deemed to be an integral part thereof.

ARTICLE 2

THE FACILITY

2.1 The Facility

Subject to the terms and conditions hereof, the Lender hereby establishes in favour of the Borrower a senior secured non-revolving single advance reducing term credit facility (the "Facility") in an amount equal to the Commitment, which shall be made available to the Borrower, or as the Borrower may direct, by way of a single drawdown in accordance with this Agreement.

2.2 Non-Revolvement

The Facility is a non-revolving facility, and any repayment under the Facility shall not be re- borrowed.

2.3 Notice of Borrowing

The Borrower shall provide a notice of borrowing to the Lender in respect of the Advance. The notice of borrowing shall be in form and on terms satisfactory to the Lender and shall be irrevocable. Prior to or concurrent with the issuance of a notice of borrowing, the Borrower shall have satisfied or fulfilled all conditions precedent set out in Section 6.1 and provided to the Lender all documentation contemplated therein, and the Lender shall have confirmed to the Borrower in writing the satisfaction or fulfillment of the conditions precedent set out in Section 6.1 and the Lender's satisfaction with all such documentation delivered.

2.4 Term and Repayment

Except as otherwise provided herein, the outstanding principal amount of the Facility, together with all accrued but unpaid interest, bonus and other costs, fees or charges payable hereunder from time to time, will be immediately due and payable by the Borrower to the Lender on the Maturity Date.

2.5 Use of Proceeds

The Lender shall pay the Advance to the Borrower to be used strictly in accordance with the terms of this Agreement.

2.6 Interest

Interest shall accrue on the principal amount of the Facility from the date of Advance, as well as on all overdue amounts outstanding in respect of interest, costs or other fees or expenses payable hereunder, at the fixed rate of seven percent (7%) per annum, calculated daily and compounded monthly, and be payable by the Borrower to the Lender monthly on the last Business Day of every month, as well as after each of maturity, default and judgment.

2.7 Original Issue Discount

The Advance shall be made to the Borrower at an original issue discount equal to 4.61364% of the amount of the Advance, which original issue discount shall not be credited against the interest payable pursuant to Section 2.6 or any other term of this Agreement, but shall constitute additional interest paid in advance (collectively, the "Original Issue Discount").

2.8 Computations

The rates of interest under this Agreement are nominal rates, and not effective rates or yields. Unless otherwise stated, wherever in this Agreement reference is made to a rate of interest (or standby interest) "per annum" or a similar expression is used, such interest (or standby interest) shall be calculated on the basis of a year of 360 days for the actual number of days occurring in the period for which any such interest (or standby interest) is payable. For the purposes of the Interest Act (Canada) and disclosure thereunder, whenever any interest to be paid hereunder or in connection herewith is to be calculated on the basis of a 360-day year, the yearly rate of interest to which the rate used in such calculation is equivalent is the rate so used multiplied by the actual number of days in the calendar year in which the same is to be ascertained and divided by 360.

2.9 No Set-off

All payments required to be made by the Borrower or the Guarantors pursuant to the provisions hereof or any other Facility Document shall be made in immediately available funds and without any set-off, deduction, withholding or counter-claim or cross-claim.

2.10 Maximum Return

The Lender and the Borrower acknowledge and agree that the payment of the Amount Payable hereunder and any further consideration to the Lender is a fair payment based on the business terms of this transaction. The Lender and the Borrower acknowledge and agree that it is their express intention and desire that in no event shall the total payment to the Lender, whether for any Amount Payable or otherwise, exceed the maximum payment permitted under Applicable Law.

2.11 Time and Place of Payments

All payments made by the Borrower pursuant to this Agreement or pursuant to any other Facility Document shall be made before 2:00 p.m. (Toronto, Ontario time) on the day specified for payment. Any payment received after 2:00 p.m. (Toronto, Ontario time) on the day specified for such payment shall be deemed to have been received before 2:00 p.m. (Toronto, Ontario time) on the immediately following Business Day. All payments shall be made to the Lender to the account and office of the Lender, as specified by the Lender (and, in the case of the office, in Section 10.2 hereto), or such other account or office as the Lender may designate in writing. If the date for payment of any Amount Payable is not a Business Day at the place of payment, then payment shall be made on the next Business Day at such place.

2.12 Record of Payments

The Lender shall maintain accounts and records evidencing all payments hereunder, which accounts and records shall constitute, in the absence of manifest error, prima facie evidence thereof.

ARTICLE 3

PRIVATE PLACEMENT

3.1 Offer for Securities

(a) The Lender shall, subject to receipt by the Borrower of the approval from the Exchange referred to in Section 6.1(a)(vi) and the terms of the Subscription Agreement, subscribe for 450,730 Common Shares (the "Partner Alignment Shares") for total cash consideration of $1,235,000 (the "Private Placement"). The Partner Alignment Shares shall be registered in the name of the Lender, or as the Lender may direct, and shall be subject to a hold period under Applicable Securities Legislation and Exchange policies of four months and one day from their date of issue, and the certificate representing the Partner Alignment Shares shall bear legends reflecting such trading restrictions.

(b) The Lender shall provide to the Borrower such subscription agreement (the "Subscription Agreement"), certificates and additional information relating to the Lender as the Borrower may reasonably request, including without limitation a certificate regarding the Lender's status as an "accredited investor" within the meaning of National Instrument 45-106 - Prospectus Exemptions, to permit the Borrower to issue the Partner Alignment Shares in compliance with Applicable Securities Legislation and to file a Form 45-106F1 Report of Exempt Distribution containing the required information.

(c) The closing of the Private Placement will occur on the Closing Date in accordance with the provisions of the Subscription Agreement following the Borrower's receipt from the Exchange of conditional approval for the Private Placement.

ARTICLE 4

PREPAYMENT

4.1 Voluntary Prepayment The Borrower may prepay:

(a) up to $10,000,000 of the outstanding principal amount of the Facility, in whole or in part, at any time after April 4, 2022; and

(b) the balance of the outstanding principal amount of the Facility, in whole or in part, at any time after October 4, 2021,

without notice, bonus or penalty.

4.2 Mandatory Prepayments of the Facility

(a) If the Caserones Transaction has not closed by September 1, 2021 (the "Caserones Transaction Long Stop Closing Deadline"), $34,000,000 of the outstanding principal amount of the Facility shall become due and payable by the Borrower to the Lender on the date which is five Business Days after Caserones Transaction Long Stop Closing Deadline.

(b) If at any time after the Closing Date, any Credit Party or Material Subsidiary (a) sells or otherwise disposes of any assets in one or more transactions, to the extent that the proceeds of such transactions are in the form of cash and have a value in excess of that permitted pursuant to the definition of "Permitted Disposals" (for all such transactions after the date hereof) or (b) receives any insurance proceeds in connection therewith, such Credit Party or Material Subsidiary will, in the Lender's sole discretion, pay or cause to be paid to the Lender (i) the proceeds of such sale, net of reasonable out-of-pocket selling costs required to be paid by such Credit Party or Material Subsidiary to any third party in connection with such sale or (ii) such insurance proceeds (as the case may be), to be applied in repayment of the outstanding balance of the Facility.

(c) If at any time after the Closing Date, any Credit Party or Material Subsidiary sells or otherwise disposes of any assets in one or more transactions, to the extent that the proceeds of such transactions are not in the form of cash (or to the extent there are non- cash proceeds) and the value of such proceeds (as determined by the Lender, acting reasonably and on the basis of the consideration given in respect of such transaction) exceeds the amount permitted pursuant to the definition of "Permitted Disposals" (for all such transactions after the date hereof), such Credit Party or Material Subsidiary will, in the Lender's sole discretion, grant to the Lender a first ranking security interest over such proceeds and provide the Lender with all such security documents, opinions and other documents as the Lender or the Lender's Counsel may reasonably require.

(d) Upon the occurrence of a Change of Control, (i) the Commitment shall be immediately reduced to zero and (ii) the Facility will become immediately due and payable, in full and the Borrower shall pay to the Lender in respect thereof, an amount equal to the outstanding balance of the Facility, all accrued but unpaid interest hereon and all costs and charges payable hereunder.

ARTICLE 5

SECURITY

5.1 Security Documents

To secure the due payment of all indebtedness of the Credit Parties to the Lender in respect of the Facility and the payment and performance of all other obligations, indebtedness and liabilities of the Credit Parties to the Lender hereunder and under the other Facility Documents, each Credit Party shall execute and deliver to the Lender each of the Security Documents to which it is a party.

5.2 Registration of the Security

The Lender shall at the Borrower's expense, register, file, record and give notice of (or cause to be registered, filed, recorded and given notice of) the Security Documents in all offices and registries where such registration, filing, recording or giving notice is necessary or desirable for the perfection of the Security Interest constituted thereby and to ensure that such Security Interest is first ranking, subject only to Permitted Encumbrances.

5.3 After Acquired Property and Further Assurances

The Credit Parties shall from time to time, execute and deliver all such further deeds or other instruments of conveyance, assignment, transfer, mortgage, pledge or charge as may be necessary or desirable in the opinion of the Lender or its counsel to ensure that any additional interests in assets acquired by it after the date hereof, are subject to the Security Interests created pursuant to the Security Documents.

Notwithstanding the generality of the foregoing and in addition thereto, upon the request of the Lender, in its sole discretion, each Credit Party, as applicable, shall from time to time, execute and deliver all such further deeds or other instruments of conveyance, assignment, transfer, mortgage, pledge or charge as may be necessary or desirable in the opinion of the Lender or its counsel to ensure that any Secured Assets remain subject to Security Interests created pursuant to the Security Documents under similar or equivalent conditions applicable to the security documents originally granted in connection with the Facility Documents, all as determined by the Lender, in its sole discretion;

5.4 Guarantors

(a) The Borrower shall, within 30 days after receipt of written notice from the Lender, cause any Material Subsidiary designated by the Lender, in its sole discretion, to provide (i) a guarantee (or supplement and joinder to an existing guarantee) to the Lender of the Borrower's obligations hereunder in form and substance satisfactory to the Lender, in its sole discretion, and (ii) such security for the guaranteed obligations under such guarantees as the Lender may, in its sole discretion, require from time to time, in form and substance satisfactory to the Lender, in its sole discretion and which shall include, without limitation, those Security Documents listed in Schedule A hereto.

(b) The Borrower shall cause each Material Subsidiary referred to in Section 5.4(a), as applicable, to execute and deliver from time to time all such further deeds or other instruments of conveyance, assignment, transfer, mortgage, pledge or charge as may be necessary or desirable in the opinion of the Lender or its counsel to ensure that any collateral secured by the security referred to in Section 5.4(a) remains subject to Security Interests created thereby under similar or equivalent conditions applicable to the security documents originally granted in connection with therewith, all as determined by the Lender, in its sole discretion.

(c) The Borrower shall cause each Material Subsidiary referred to in Section 5.4(a), as applicable, to represent and warrant to the Lender, current with the delivery of the Security Documents referred to in Sections 5.4(a) and 5.4(b) and any other Facility Documents required by the Lender in connection therewith, that the representations and warranties set forth in Article 7 of this Agreement as they relate to such Material Subsidiary or to the Facility Documents to which such Material Subsidiary is a party, are true and correct in all material respects, except for representations and warranties that are qualified as to "materiality", "Material Adverse Effect" or similar language, in which case such representations and warranties shall be true and correct (after giving effect to any such qualification therein) in all respects as of such date, in each case unless expressly stated to relate to a specific earlier date, in which case such representations and warranties shall be true and correct in all material respects as of such earlier date, and the Lender shall be entitled to rely on each of such representations and warranties, provided that each such reference in each such representation and warranty to the Borrower's knowledge shall be deemed to be a reference to such Material Subsidiary's knowledge.

(d) The Borrower shall cause each Material Subsidiary referred to in Section 5.4(a), as applicable, to covenant and agree with the Lender that, from and after the date of the delivery of the Facility Documents referred to in Sections 5.4(a), 5.4(b) and 5.4(c), that the covenants contained in Sections 8.1(b) through 8.1(n), Sections 8.2(a) through 8.2(c) and 8.2(e) through 8.2(p) shall apply to each such Material Subsidiary and that each such Material Subsidiary shall take, or shall refrain from taking, as the case may be, each action that is necessary to be taken or not taken, as the case may be, so that no Default or Event of Default is caused by the failure to take such action or to refrain from taking such action by such Material Subsidiary.

(e) The Borrower shall provide the Lender or cause to be provided, corporate, partnership or trust resolutions, officers' certificates, legal opinions and other deliverables or actions, as the Lender may require, in its sole discretion, in connection with this Section 5.4.

(f) The Borrower shall pay all reasonable costs and expenses incurred by the Lender in connection with the preparation, execution and registration of all agreements, documents and instruments, including any amendments to the Security Documents, made in connection with this Section 5.4.

(g) The Lender acknowledges and agrees that no guarantee or other security will be required under this Section 5.4 on or before the Closing Date.

ARTICLE 6

CONDITIONS PRECEDENT

6.1 Conditions Precedent to Advance

The obligation of the Lender to make the Advance under this Agreement is subject to and conditional upon the following conditions precedent being satisfied, fulfilled or otherwise met to the satisfaction of the Lender and the Lender's Counsel on or before the Closing Date:

(a) receipt by the Lender of the following documents, each in full force and effect, and in form and substance satisfactory to the Lender and the Lender's Counsel:

(i) executed copies of the Facility Documents, including, without limitation, this Agreement and the Security Documents described in Schedule A hereto;

(ii) certificates of good standing or other similar type of evidence of existence for the Borrower from all Relevant Jurisdictions;

(iii) certified copies of the Constating Documents of the Borrower;

(iv) certified copies of directors' resolutions for the Borrower with respect to its authorization, execution and delivery of the Facility Documents being delivered in connection herewith and the performance of all obligations thereunder;

(v) an incumbency certificate of a director, managing partner or authorized officer, as applicable, of the Borrower, certifying the names and the true signatures of the officers authorized to sign the Facility Documents;

(vi) all requisite regulatory approvals, including Exchange and other approvals to the transactions contemplated herein;

(vii) releases, discharges and postponements (in registrable form where appropriate) covering all Security Interests or other encumbrances affecting the Secured Assets secured by the Security Documents described in Schedule A hereto, except as otherwise permitted hereunder;

(viii) legal opinions in respect of the Borrower, this Agreement and the Security Documents; and

(ix) an irrevocable direction to pay with respect to the Advance;

(b) the Lender shall have completed and be satisfied with its due diligence review of the Borrower;

(c) evidence that all Security Interests pursuant to the Security Documents described in Schedule A hereto have been (i) duly perfected and registered in all Relevant Jurisdictions and any other relevant jurisdiction as required by the Lender and the Lender's Counsel or (ii) if the Lender permits, in its sole and absolute discretion, in respect of any Security Interests which are not so perfected and registered, submitted for perfection and registration in all Relevant Jurisdictions and any other relevant jurisdiction as required by the Lender and the Lender's Counsel;

(d) there shall be no other Security Interests whatsoever attaching to the Secured Assets, subject only to Permitted Encumbrances;

(e) all of the representations and warranties of the Borrower contained herein or in any other Facility Document are true and correct on and as of the Closing Date as though made on and as of such date;

(f) all of the covenants and agreements of the Borrower contained herein or in any other Facility Document required to be fulfilled or satisfied on or before the Closing Date have been so fulfilled or satisfied;

(g) no Default or Event of Default has occurred and is continuing;

(h) the Borrower shall have entered into the SSR Agreement;

(i) the Lender has received payment of all fees and all reimbursable expenses so invoiced in connection with this Agreement in accordance with Section 8.4, which are payable by the Borrower to the Lender on or prior to the Closing Date; and

(j) as at the Closing Date, no event or circumstance shall have occurred or exist that could reasonably be expected to have a Material Adverse Effect on the Borrower, including but not limited to there being no pending or threatened litigation, proceedings or investigations which could reasonably be expected to have a Material Adverse Effect, failing which the Lender shall have no further obligation to the Borrower hereunder and the Borrower shall promptly thereafter pay to the Lender all outstanding fees and expenses, including all out-of-pocket costs incurred by the Lender in connection with this Agreement.

6.2 Waiver

The conditions in Section 6.1 are inserted for the sole benefit of the Lender and may be waived by the Lender, in whole or in part, with or without conditions, as the Lender may determine in its sole and absolute discretion.

ARTICLE 7

REPRESENTATIONS AND WARRANTIES

7.1 Representations and Warranties of the Borrower

The Borrower hereby represents and warrants to the Lender as of the date hereof that:

(a) it has been duly incorporated and organized under the laws of its jurisdiction of incorporation and is validly existing and is current and up-to-date with all filings required to be made under the laws of its jurisdiction of incorporation to maintain its corporate existence and has all requisite corporate power to carry on its business as now conducted and to own, lease or operate its property, and no steps or proceedings have been taken by any Person, voluntary or otherwise, requiring or authorizing its dissolution or winding up;

(b) it and any representative signing on its behalf has full power and capacity to enter into each of the Facility Documents and to do all acts and things and execute and deliver all documents as are required hereunder or thereunder to be done, observed, performed or executed and delivered by it in accordance with the terms hereof and thereof, and it has taken all necessary corporate action to duly authorize the creation, execution, delivery and performance of each of the Facility Documents and to observe and perform the provisions of such Facility Documents in accordance with the provisions thereof;

(c) each of the Facility Documents will create valid and legally binding obligations of it, enforceable against it in accordance with its terms;

(d) the entry into and the performance of its obligations under each Facility Document is in its best interests and for a proper purpose;

(e) none of the execution and delivery of the Facility Documents, the compliance by it with the provisions of the Facility Documents or the consummation of the transactions contemplated herein, does or will: (i) require the consent, approval, Authorization, order or agreement of, or registration or qualification with, any Governmental Authority, court, stock exchange, securities regulatory authority or other Person, except (A) such as have been obtained, (B) Exchange approval which will be obtained by the Closing Date, which approval is subject to customary conditions to be satisfied following closing of the Advance; (ii) conflict with or result in any breach or violation of any of the provisions of, or constitute a default under, any indenture, mortgage, deed of trust, lease or other agreement or instrument to which it is a party or by which it or any of the properties or assets thereof is bound; or (iii) conflict with or result in any breach or violation of any provisions of, or constitute a default under its articles or by-laws (or equivalent) or any resolution passed by its directors (or any committee thereof) or shareholders, or any statute or any judgment, decree, order, rule, policy or regulation of any court, Governmental Authority, any arbitrator, stock exchange or securities regulatory authority applicable to it or any of its properties or assets thereof;

(f) the Borrower is authorized to issue an unlimited number of Common Shares, of which 85,765,933 Common Shares are issued and outstanding as fully paid and non- assessable Common Shares as of August 13, 2021 (for clarity, prior to the issuance of the Partner Alignment Shares);

(g) the outstanding Common Shares are listed and posted for trading on the Exchange;

(h) except as set forth in Schedule B, the Borrower does not own, beneficially or of record, or exercise control or direction over, any shares (or other ownership interests) of any Subsidiary;

(i) except as disclosed in the Disclosure Record, no Person has any agreement, option, right or privilege (whether pre-emptive, contractual or otherwise) capable of becoming an agreement with the Borrower, for the purchase, acquisition, subscription for or issue of any of the unissued shares or other securities of the Borrower;

(j) it is licensed, registered or qualified as an extra-provincial or foreign corporation in all jurisdictions where the character of the property or assets thereof owned or leased or the nature of the activities conducted by it make licensing, registration or qualification necessary and is carrying on the business thereof in compliance with all Applicable Laws of each such jurisdiction;

(k) it has conducted and is conducting its business in compliance in all respects with Applicable Law and possesses all Authorizations necessary to carry on the business currently carried on by it, is in compliance in all material respects with the terms and conditions of all such Authorizations, and it has not received any notice of the modification, revocation or cancellation of, any intention to modify, revoke or cancel or any proceeding relating to the modification, revocation or cancellation of any such Authorization;

(l) the Borrower is a reporting issuer or the equivalent in the Reporting Jurisdictions and is in compliance with its obligations under the Applicable Securities Legislation of such jurisdictions and of the Exchange in all material respects and is not included in any list of defaulting reporting issuers maintained by the securities commission of the Reporting Jurisdictions;

(m) no order, ruling of suspending the sale or ceasing the trading in any securities of the Borrower nor prohibiting the sale of such securities has been issued by any securities regulatory authority to and is outstanding against the Borrower or its directors, officers or promoters and no investigations or proceedings for such purposes have been threatened or, to the Borrower's knowledge, are pending or contemplated;

(n) there is not any material change, as defined in the Applicable Securities Legislation, relating to the Borrower, which has not been fully disclosed in accordance with the requirements of the Applicable Securities Legislation and the policies of the Exchange;

(o) the Borrower has the corporate power and authority to create, issue and deliver the Partner Alignment Shares;

(p) the Borrower has complied with all Applicable Securities Legislation in connection with the issuance of the Partner Alignment Shares, in each case including, but not limited to, receiving the approval of the Exchange, as required, in respect of the listing of the Partner Alignment Shares on the Exchange;

(q) the issuance of the Partner Alignment Shares will be exempt from the prospectus requirements of Applicable Securities Legislation of Canada and no document will be required to be filed and no proceeding taken or approval, permit, consent, order or Authorization obtained under any such Applicable Securities Legislation in connection with the first trade of the Partner Alignment Shares (assuming that: at the time of such trade, at least four (4) months have elapsed from the "distribution date" (as such term is defined in NI 45-102)); such trade is not a "control distribution" as defined in NI 45-102; no unusual effort is made to prepare the market or create a demand for the security that is the subject of the trade; no extraordinary commission or consideration is paid to a person or company in respect of the trade; and, if the Lender is an insider of the Borrower, it has no reasonable grounds to believe that the Borrower is in default of "securities legislation" (as defined in National Instrument 14-101 Definitions of the Canadian Securities Administrators));

(r) the Borrower has provided the Lender with true and complete copies of the contracts, agreements and other documents listed in Schedule C;

(s) any and all of the agreements and other documents and instruments pursuant to which it holds the property and assets thereof (including any interest in, or right to earn an interest in, any property) are valid and subsisting agreements, documents or instruments in full force and effect, enforceable in accordance with the terms thereof. It is not in material default of any of the provisions of any such agreements, documents or instruments in any respect nor has any such default been alleged, and such properties and assets are in good standing under the Applicable Laws of the jurisdictions in which they are situated, and all leases, licenses and claims pursuant to which it derives the interests thereof in such property and assets are in good standing and there has been no default under any such lease, licence or claim. None of its properties (or any interest in, or right to earn an interest in, any property) of are subject to any right of first refusal or purchase or acquisition right;

(t) except as qualified by the disclosure therein and except as otherwise permitted herein, the Borrower is the legal and beneficial owner of its properties, business and assets referred to as being owned by it in the Disclosure Record;

(u) it is, as applicable, the legal and beneficial owner of or has the right to acquire the interests in the properties, business and assets as set out in the Disclosure Record, and any and all agreements pursuant to which any it holds or will hold any such interest in property, business or assets are in good standing in all material respects under the applicable statutes and regulations of the jurisdictions in which they are situated;

(v) it owns or has the right to use under license, sub-license or otherwise all intellectual property used by it in its business, including copyrights, industrial designs, trademarks, trade secrets, know-how and proprietary rights, free and clear of any and all Security Interests;

(w) it has not approved entering into any agreement in respect of (i) other than in respect of a Permitted Disposal, the sale of any of its properties or assets or any interest therein or the sale, transfer or other disposition of any of its properties or assets or any interest therein currently owned, directly or indirectly, by it whether by asset sale, transfer of shares or otherwise or (ii) any Change of Control;

(x) no portion of the Disclosure Record contains an untrue statement of a material fact as of the date thereof nor does it omit to state a material fact which, at the date thereof, was required to have been stated or was necessary to prevent a statement that was made from being false or misleading in the circumstances in which it was made;

(y) the most recent consolidated financial statements of the Borrower contained in the Disclosure Record have been prepared in accordance with IFRS and present a true and fair view of the consolidated entity's financial position as at the date thereof, and no material adverse changes in the financial position of the Borrower has taken place since the date thereof, except as may be contained in the Disclosure Record;

(z) except for those incurred in the ordinary course of business, with respect to the Borrower, it does not have any material liabilities, fixed or contingent, that are not reflected in the most recent consolidated financial statements of the Borrower contained in the Disclosure Record, in the notes thereto or otherwise disclosed in writing to the Lender;

(aa) the Borrower's Auditors are independent chartered professional accountants and have participant status with the Canadian Public Accountability Board as required under Applicable Securities Legislation and there has never been a reportable disagreement (within the meaning of National Instrument 51-102 Continuous Disclosure Obligations of the Canadian Securities Administrators) between the Borrower and the Borrower's Auditors;

(bb) the Borrower has in all material respects complied with all continuous disclosure obligations under Applicable Securities Legislation and the rules and regulations of the Exchange and, without limiting the generality of the foregoing, there has not occurred an adverse material change, financial or otherwise, in the assets, liabilities (contingent or otherwise), business, financial condition, capital or prospects of the Borrower and its subsidiaries (taken as a whole) which has not been publicly disclosed on a non- confidential basis; the information and statements in the Disclosure Record were true and correct at the time such documents were filed on SEDAR or EDGAR, as applicable, and contained no misrepresentation as of the respective dates of such information and statements; the Disclosure Record conformed in all respects to Applicable Securities Legislation at the time such documents were filed on SEDAR or EDGAR, as applicable; and the Borrower has not filed any confidential material change reports which remain confidential as at the date hereof;

(cc) all taxes, duties, royalties, levies, imposts, assessments, deductions, charges or withholdings and all liabilities with respect thereto including any penalty and interest payable with respect thereto due and payable by it have been paid, except any non- payment that would not reasonably be expected to have a Material Adverse Effect. All tax returns, declarations, remittances and filings required to be filed by it have been filed with all appropriate Governmental Authorities and all such returns, declarations, remittances and filings were, at the time of filing, complete and accurate in all respects and no fact or facts have been omitted therefrom which could make any of them misleading. There are no issues or disputes outstanding with any Governmental Authority respecting any taxes that have been paid, or may be payable, by it and no examination of any tax return of it is currently in progress (save in respect of any issue, dispute or examination which it is disputing in good faith and pursuant to appropriate proceedings diligently conducted);

(dd) (i) it is not in violation of any Environmental Laws including laws relating to the release or threatened release of chemicals, pollutants, contaminants, wastes, toxic substances, hazardous substances, petroleum or petroleum by-products (collectively, "Hazardous Materials") or the manufacture, processing, distribution, use, treatment, storage, disposal, transport or handling of Hazardous Materials (ii) it has all Authorizations required under any applicable Environmental Laws and, the Borrower is in compliance with such Authorizations; (iii) there are no pending or, to it's knowledge, threatened administrative, regulatory or judicial actions, suits, demands, claims, liens, notices of non- compliance or violation, investigation or proceedings relating to any Environmental Laws against any it; and (iv) there are no events or circumstances that could reasonably be expected to form the basis of an order for clean-up or remediation, or an action, suit or proceeding by any private party or Governmental Authority, against or affecting any it relating to any Environmental Laws;

(ee) it operates its business in compliance in all respects with all Applicable Laws relating to employment and there are no legal proceedings nor any threatened legal proceedings, against it pursuant to any Applicable Laws relating to employment. There are no outstanding decisions, orders or settlements or pending settlements under any Applicable Laws relating to employment which place any obligation upon it to do or refrain from doing any act and which could reasonably be expected to have a Material Adverse Effect. It is up to date in the payment of all premiums or assessments under applicable workers compensation and profit sharing or other worker safety legislation applicable in the Relevant Jurisdictions, and it is not subject to any special assessment or penalty under any such legislation;

(ff) none of its directors, officers or employees or of any Affiliate had or has any material interest, direct or indirect, in any transaction or any proposed transaction with the Borrower which, as the case may be, has or will materially affect the Borrower;

(gg) its assets and its businesses and operations are insured against loss or damage with insurers on a basis consistent with insurance obtained by reasonably prudent participants in comparable businesses, such coverage is in full force and effect, and it has not failed to promptly give any notice of any material claim thereunder. There are no claims by it under any such policy or instrument as to which any insurance company is denying liability or defending under a reservation of rights or similar clause;

(hh) it is not in material violation of any term of its Constating Documents. It is not in material violation of any term or provision of any agreement, indenture or other instrument applicable to it which could reasonably be expected to result in any Material Adverse Effect, and there is no action, suit, proceeding or investigation commenced, pending or threatened which, either in any case or in the aggregate, could reasonably be expected to result in any Material Adverse Effect or which places, or could place, in question the validity or enforceability of this Agreement, or any document or instrument delivered, or to be delivered, by it pursuant hereto;

(ii) it is not in default of any term, covenant or condition under or in respect of any judgment, order, agreement or instrument to which it is a party or to which it or any of the property or assets thereof are subject that could reasonably be expected to have a Material Adverse Effect, and no event has occurred and is continuing, and no circumstance exists which has not been waived, which constitutes a default in respect of any commitment, agreement, document or other instrument to which it is a party or by which it is otherwise bound entitling any other party thereto to accelerate the maturity of any amount owing thereunder or which could reasonably be expected to have a Material Adverse Effect;

(jj) it has not committed any act of bankruptcy or is insolvent, and it has not proposed a compromise or arrangement to its respective creditors generally, has had a petition or receiving order in bankruptcy filed against it, has made a voluntary assignment in bankruptcy, has taken any proceedings with respect to a compromise or arrangement, has taken any proceedings to have a receiver appointed for any of its property or has had any execution or distress become enforceable or become levied upon any of its property;

(kk) there are no actions, suits, proceedings, inquiries or investigations existing, pending or, to its knowledge, threatened against or adversely affecting it or to which any of its property or assets is subject, at law or equity, or before or by any Governmental Authority and it is not subject to any judgment, order, writ, injunction, decree, award, rule, policy or regulation of any Governmental Authority;

(ll) neither it nor any of its directors or officers, and to the best of its knowledge after all due inquiry, and no agent, employee or other Person acting on behalf of it has, in the course of its actions for, or on behalf of, it (i) used any corporate funds for any unlawful contribution, gift, entertainment or other unlawful expenses relating to political activity; (ii) made any direct or indirect unlawful payment to any foreign or domestic government official or employee from corporate funds; (iii) violated or is in violation of any provision of the Corruption of Foreign Public Officials Act (Canada), the US Foreign Corrupt Practices Act of 1977, or any other similar laws; or (iv) made any bribe, rebate, payoff, influence payment, kickback or other unlawful payment to any foreign or domestic government official, employee or other Person;

(mm) it does not enjoy immunity from suit or execution in relation to its obligations under any Facility Document to which it is a party;

(nn) no event or circumstance has occurred which constitutes, or which with the giving of notice, lapse of time or both would constitute, an Event of Default; and

(oo) there is no fact that the Borrower has not disclosed to the Lender in writing that could reasonably be expected to have a Material Adverse Effect.

7.2 Acknowledgement

The Borrower acknowledges that the Lender is relying upon the representations and warranties in this Article 6 in discharging its obligations under this Agreement and that such representations and warranties shall be deemed to be restated in every respect effective on the date of Advance.

7.3 Survival and Inclusion

The representations and warranties in this Article 6 will survive the termination of this Agreement. All statements, representations and warranties contained in any other Facility Document or in any instruments delivered by or on behalf of the Borrower or the Lender pursuant to this Agreement or any other Facility Document will be deemed to constitute statements, representations and warranties made by the Borrower to the Lender under this Agreement.

ARTICLE 8

COVENANTS OF THE CREDIT PARTIES

8.1 General Covenants

While any Facility Indebtedness is outstanding or the Facility remains available to the Borrower, each Credit Party covenants with the Lender as follows:

(a) the Borrower will duly and punctually pay or cause to be paid to the Lender each Amount Payable, on the dates, at the places, in the currency and in the manner mentioned herein, including, without limitation, upon the occurrence of any Event of Default, the outstanding balance of the Facility;

(b) it will at all times maintain its corporate existence, obtain and maintain all Authorizations required or necessary in connection with its business and any of its Secured Assets and to carry on and conduct its business in accordance with prudent industry standards;

(c) it will keep or cause to be kept proper books of account and make or cause to be made therein true and complete entries of all of its dealings and transactions in relation to its business in accordance with IFRS, and at all reasonable times it will furnish or cause to be furnished to the Lender or its duly authorized agent or attorney such information relating to their operations as the Lender may request and such books of account shall be open for inspection by the Lender or such agent or attorney, upon reasonable prior notice and during regular business hours in the location of the requested information;

(d) it will provide the Lender and its representatives or such agent or attorney access to all of its properties, assets and books and records, upon reasonable prior notice and during regular business hours;

(e) it will ensure that each of its Security Documents will at all times constitute valid and perfected first ranking security on all of the Secured Assets, subject only to Permitted Encumbrances, and at all times take all actions necessary or reasonably requested to create, perfect and maintain the Security Interests granted pursuant to the Security Documents as perfected first ranking security over the Secured Assets, subject only to Permitted Encumbrances;

(f) it will duly and punctually perform and carry out all of the covenants and acts or things to be done by it as provided in this Agreement and each of its Security Documents;

(g) it will comply in all respects with all Applicable Law and the Borrower will comply in all respects with Applicable Securities Legislation;

(h) it will: (i) maintain policies of insurance with carriers and in such amounts and covering such risks as are usually carried by companies engaged in similar businesses and owning similar properties in the same general areas in which it operates, and add and maintain the Lender as first loss payee and a named insured under all such policies to the extent of its interest; and (ii) on an annual basis and at any other time, promptly at the request of the Lender, deliver to the Lender all certificates and reports prepared in connection with such insurance;

(i) it will immediately notify the Lender in writing upon becoming aware of: (i) any Default, or (ii) any suit, proceeding or governmental investigation pending or, to its knowledge, threatened or any notification of any challenge to the validity of any Authorization, relating to it, which could reasonably be expected to have a Material Adverse Effect, or relating to any of its Secured Assets;

(j) it will maintain or cause to be maintained the Secured Assets in good condition in accordance with prudent industry standards (subject to normal wear and tear);

(k) it will provide the Lender with unconsolidated quarterly financial and operational reports, consisting of each Credit Party's statement of financial position, statement of comprehensive income or loss, statement of accounts payables and accrued liabilities, standard quarterly costs and operating reports provided to management or the board of directors, in the form agreed with the Lender from time to time, and such other information with respect to each Credit Party as the Lender may reasonably request;

(l) it will pay and discharge or cause to be paid and discharged, promptly when due, all taxes, assessments and governmental charges or levies imposed upon it or in respect of any of its Secured Assets or upon the income or profits therefrom as well as all claims of any kind (including claims for labour, materials, supplies and rent) which, if unpaid, might become a Security Interest thereupon; provided however, that they shall not be required to pay or cause to be paid any such tax, assessment, charge, levy or claim if the amount, applicability or validity thereof shall concurrently be contested in good faith by appropriate proceedings diligently conducted;

(m) it will cause all necessary and proper steps to be taken diligently to protect and defend its Secured Assets and the proceeds thereof against any material adverse claim or demand, including without limitation, the employment or use of counsel for the prosecution or defence of litigation and the contest, settlement, release or discharge of any such claim or demand;

(n) if and to the extent that it holds or is granted any Security Interests, it will take all steps necessary to ensure that all such Security Interests which it holds are attached, enforceable and continuously perfected under the PPSA (or such similar legislation pursuant to which such Security Interest is granted) until the obligations they secure are satisfied or they are released for value; and

(o) the Borrower will, on a combined basis with the Guarantors and as determined by reference to the previously filed (or, if applicable pursuant to Section 8.5, delivered) reports referred to in Section 8.1(k), ensure that the amount of its Unrestricted Cash is at all times equal to or greater than $1,500,000.

8.2 Negative Covenants of the Credit Parties

Each Credit Party or the Borrower alone, as applicable, hereby covenants and agrees with the Lender that except with prior written consent of the Lender:

(a) it will not directly or indirectly issue, incur, assume or otherwise become liable for or in respect of any Indebtedness other than Permitted Indebtedness;

(b) prior to a Material Subsidiary being designated a Guarantor pursuant to Section 5.4, the Borrower will not permit such Material Subsidiary to directly or indirectly issue, incur, assume or otherwise become liable for or in respect of any Indebtedness other than Permitted Indebtedness;

(c) it will not, directly or indirectly create, incur, assume, permit or suffer to exist any Security Interest against any of its properties or assets, including, without limitation, any of its Secured Assets, including the Material Contracts to which it is a party, subject only to Permitted Encumbrances;

(d) prior to a Material Subsidiary being designated a Guarantor and Credit Party pursuant to Section 5.4, the Borrower will not permit such Material Subsidiary to directly or indirectly create, incur, assume, permit or suffer to exist any Security Interest against any of its properties or assets, subject only to Permitted Encumbrances;

(e) it will not convey, sell, lease, assign, transfer or otherwise dispose of any of its properties or assets other than pursuant to a Permitted Disposal;

(f) prior to a Material Subsidiary being designated a Guarantor and Credit Party pursuant to Section 5.4, the Borrower will not permit such Material Subsidiary to convey, sell, lease, assign, transfer or otherwise dispose of any of its properties or assets other than pursuant to a Permitted Disposal;

(g) it will not, as applicable, materially amend, modify, vary or terminate any of its Material Contracts, licenses, permits or other Authorizations now held by it in a manner which could reasonably be expected to have a Material Adverse Effect;

(h) it will not enter into any scheme for the reconstruction or reorganization of it or any of its Subsidiaries or for the consolidation, amalgamation, merger, arrangement or similar transaction of it or any of its Subsidiaries with or into any other Person, except as otherwise permitted under this Agreement;

(i) it will not make any prepayment on, purchase, redeem, or otherwise acquire or retire for value, prior to any scheduled final maturity, any Indebtedness other than (i) the Facility Indebtedness or (ii) pursuant to the terms of any written subordination or similar agreement with the Lender in respect of any Indebtedness subordinated on terms satisfactory to the Lender;

(j) it will not purchase, redeem, retire, repurchase and cancel or otherwise acquire for cash any securities;

(k) it will not make any change to its Constating Documents in a manner that adversely affects the interests of the Lender or any Security Interest granted to the Lender under its Security Documents;

(l) it will not change its name without the prior written approval of the Lender, which approval shall not to be unreasonably withheld;

(m) it will not transfer or permit the transfer of any shares or other equity interests of any Subsidiary or otherwise allow any Subsidiary to cease to be a direct or indirect wholly- owned Subsidiary of the Borrower;

(n) it will not declare or provide for any dividends or other payments or distributions based on share capital other than a dividend or distribution paid by one Credit Party to another Credit Party;

(o) it will not pay out any shareholders loans or other indebtedness to non-arm's length parties or enter into any transactions with any non-arm's-length parties other than on commercially reasonable terms;

(p) it will not make any payments to shareholders or affiliates not otherwise permitted hereunder;

(q) it will not incur any Contingent Liability for the obligations of any other Person, directly or indirectly, other than obligations permitted by this Agreement, including any Permitted Indebtedness;

(r) it will not engage in the conduct of any business other than the business of the Borrower as existing on the date of this Agreement or in businesses reasonably related thereto on a basis consistent with the conduct of such business as conducted on the date of this Agreement; or

(s) it will not enter into or become party or subject to any dissolution, winding-up, reorganization, arrangement or similar transaction or proceeding.

8.3 Continued Listing

The Borrower shall take all reasonable steps and actions as may be required to maintain the listing and posting for trading of the Common Shares on the Exchange and to maintain its status as a "reporting issuer", or the equivalent thereof not in default of the requirements of the Applicable Securities Legislation in the Reporting Jurisdictions.

8.4 To Pay Lender's Fees and Expenses

The Borrower will pay for the Lender's legal fees (on a solicitor and own client basis) and all other costs, charges and expenses (including all due diligence expenses) of and incidental to the preparation, execution and completion of this Agreement and the other Facility Documents (including reasonable notaries' and translator's fees where such notarial and translation services are customarily required), and all amendments thereto, and as may be required by the Lender or the Lender's Counsel to complete or facilitate the transactions contemplated herein including but not limited to technical consulting and other due diligence costs. The Borrower further covenants and agrees to pay all of the Lender's legal fees (on a solicitor and own-client basis) and all other costs, charges and expenses of and incidental to the recovery of all amounts owing hereunder, including but not limited to those incurred in connection with the enforcement of this Agreement and the other Facility Documents and the realization of the Security. All amounts will be payable upon demand. If not paid within 30 days of demand, all such amounts will be added to and form part of the principal amount of the Facility and shall accrue interest from the date of demand as if such amounts had been advanced by the Lender to the Borrower hereunder on such date.

8.5 Comply with Continuous Disclosure Obligations

The Borrower shall timely file all documents that must be publicly filed or sent to its shareholders pursuant to Applicable Securities Legislation within the time prescribed by such Applicable Securities Legislation and make such documents available on the System for Electronic Document Analysis and Retrieval within such prescribed time period. If the Borrower is not at any time subject to Applicable Securities Legislation, the Borrower shall continue to provide to the Lender: (i) within 120 days after the end of each fiscal year, copies of its annual report, if any, and audited annual financial statements, and (ii) within 45 days after the end of each of the first three (3) fiscal quarters of each fiscal year, interim financial statements which shall, at a minimum, contain such information required to be provided in quarterly reports by a "reporting issuer" (as such term is defined in such Applicable Securities Legislation) under the Applicable Securities Legislation. Each of such reports will be prepared in accordance with the disclosure requirements of Applicable Securities Legislation.

8.6 To Pay Additional Amounts

(a) The Borrower will, from time to time, promptly pay or make provisions satisfactory to the Lender for the payment of any additional amounts, including taxes and charges which may be imposed on the Borrower by the laws of Canada or any Province thereof (except income tax or security transfer tax, if any) which shall be payable with respect to the Facility.

(b) Any and all payments by or on account of any obligation of the Credit Parties hereunder or under any other Facility Document shall be made free and clear of and without deduction or withholding for any Taxes except as required by Applicable Law. If the Lender is required by applicable law to deduct or withhold any Taxes from such payments, then:

(i) the amount payable by the applicable Credit Party shall be increased so that after all such required deductions or withholdings are made (including deductions or withholdings applicable to additional amounts payable under this Section), the Lender receives an amount equal to the amount it would have received had no such deduction or withholding been made, and

(ii) the Lender shall make such deductions or withholdings and pay the full amount deducted or withheld to the relevant Governmental Authority in accordance with Applicable Law.

8.7 Further Assurances

Each of the Credit Parties shall, from time to time, as may be required by the Lender, execute and deliver such further and other documents and do all matters and things which are necessary to carry out the intention and provisions of this Agreement.

8.8 Lender May Perform Covenants

If any Credit Party fails to perform any of its covenants contained in this Agreement or any of the other Facility Documents, the Lender may, upon becoming aware of such failure, in its discretion, but need not, itself perform any of such covenants capable of being performed by it, but is under no obligation to do so. All sums so required to be paid in connection with the Lender's performance of any covenant will be paid by the Credit Parties and all sums so paid shall be payable by the Credit Parties in accordance with the provisions of Section 8.4 hereof. No such performance by the Lender of any such covenant or payment or expenditure by any Credit Party of any sums advanced or borrowed by the Lender pursuant to the foregoing provisions shall be deemed to relieve any Credit Party from any default hereunder or their respective continuing obligations hereunder.

ARTICLE 9
DEFAULT AND ENFORCEMENT

9.1 Events of Default

The occurrence of any one or more of the following events shall constitute an "Event of Default" hereunder:

(a) if the Borrower fails to make any payment of any principal amount of the Facility or interest payable hereunder, when due;

(b) if the Borrower fails to pay any fees, costs or other amounts or charges payable hereunder when due and such failure shall continue unremedied for a period of three (3) Business Days after written notice thereof from the Lender;

(c) if any Credit Party defaults in observing or performing any covenant or condition set out in Section 5.3, Section 5.4 or Section 8.2 of this Agreement;

(d) if any Credit Party defaults in observing or performing any material covenant or condition of this Agreement or any other Facility Document (other than any covenant or condition referred to in Section 9.1(c)) on its part to be observed or performed and, with respect to such covenants or conditions which are capable of being cured, if such default continues for a period of ten (10) Business Days, after the earlier of knowledge thereof by the the relevant Credit Party or receipt of notice thereof from the Lender;

(e) any Facility Document ceases to be in full force and effect or any Security Document ceases to constitute a valid and perfected first priority Security Interest (subject only to Permitted Encumbrances) upon all the Secured Assets it purports to charge or encumber, in favour of the Lender;

(f) the institution by any Credit Party of proceedings to be adjudicated a bankrupt or insolvent or any similar proceedings or the seeking by it of liquidation, reorganization or relief under any applicable federal, provincial, state or other law relating to bankruptcy, insolvency, reorganization or relief of debtors, or the filing by it of any such petition or to the appointment under any such law of a receiver, receiver-manager, liquidator, assignee, trustee or other similar official of any Credit Party of all or substantially all of its property, or the making by it of a general assignment for the benefit of creditors, or the admission by it in writing of its inability to pay its debts generally as they become due;

(g) any proceedings are commenced by a Person other than a Credit Party for the bankruptcy, insolvency, reorganization, winding-up, liquidation or dissolution or any similar proceedings of any Credit Party;

(h) the entry of a decree or order by a court having jurisdiction adjudging any Credit Party a bankrupt or insolvent or approving as properly filed an application or a petition seeking liquidation, reorganization, arrangement or adjustment of or in respect of the Credit Party under any Applicable Law relating to bankruptcy, insolvency, reorganization or relief of debtors, or appointing under any such law a receiver, receiver-manager, liquidator, assignee, trustee or other similar official of any Credit Party or of all or substantially all of its property, or ordering pursuant to any such law the winding-up or liquidation of its affairs;

(i) this Agreement or any Security Document is claimed by any Credit Party to, cease in whole or in any part to be a legal, valid, binding and enforceable obligation of the Credit Party;

(j) this Agreement or any Security Document shall for any reason other than paragraph (i) above, cease in whole or in any part to be a legal, valid, binding and enforceable obligation of any Credit Party;

(k) any Credit Party fails to pay the principal of, premium, if any, interest on, or any other amount owing in respect of any of its Indebtedness or obligation which is outstanding in an aggregate principal amount exceeding $250,000 when such amount becomes due and payable (whether by scheduled maturity, required prepayment, acceleration, demand or otherwise) and such failure continues after the applicable grace or cure period, if any, specified in the agreement or instrument relating to such Indebtedness or obligation; or any other event occurs or condition exists and continues after the applicable grace or cure period, if any, specified in any agreement or instrument relating to any such Indebtedness or obligation, if its effect is to accelerate or permit the acceleration of, such Indebtedness or obligation; or any such Indebtedness or obligation shall be, or may be, declared to be due and payable prior to its stated maturity, in each case in respect of any of its Indebtedness or obligation which is outstanding in an aggregate principal amount exceeding $250,000;

(l) any representation or warranty given by any Credit Party in this Agreement or any other Facility Document shall prove to be incorrect or misleading in any material respect;

(m) the occurrence or existence of any event or circumstance which has or could reasonably be expected to have a Material Adverse Effect, in the opinion of the Lender, in its sole discretion;

(n) if any Credit Party ceases or threatens to cease to carry on business;

(o) final non-appealable judgments or decrees for the payment of money in excess of $250,000 in the aggregate, are rendered against any Credit Party by courts having jurisdiction, and such judgments or decrees have not been paid in full by the Credit Party within 30 days after such judgments or decrees have become final non-appealable judgments or decrees; or

(p) if the Borrower ceases to own, directly or indirectly, all of the shares and other equity interests currently held in the capital each of the other Credit Parties.

9.2 Acceleration on Default

If any Event of Default shall occur and be continuing, the Lender may (i) by notice to the Borrower, (A) declare its commitment to advance the Facility or any portion thereof to be terminated, whereupon the same shall forthwith terminate and (B) declare the entire unpaid principal amount of the Facility, all interest accrued and unpaid thereon and all other fees, charges and costs hereunder to be forthwith due and payable, whereupon the principal amount of the Facility, all such accrued interest and all other fees, charges and costs hereunder shall become and be forthwith due and payable, without presentment, demand, protest or further notice of any kind, all of which are hereby expressly waived by the Borrower, provided that upon the occurrence of an actual or deemed entry of an order for relief with respect to any Credit Party under the Bankruptcy and Insolvency Act (Canada), the Companies Creditors Arrangement Act (Canada), the Winding-up and Restructuring Act (Canada) or any other similar such legislation in other jurisdictions including the result which would otherwise occur only upon giving of notice by the Lender to the Borrower under this 9.2, shall occur automatically without the giving of any such notice; and (ii) whether or not the actions referred to in clause (i) have been taken, (X) exercise any or all of the Lender's rights and remedies under the Security Documents, and (Y) proceed to enforce all other rights and remedies available to the Lender under this Agreement, the Security Documents and Applicable Law.

9.3 Waiver of Default

If an Event of Default shall have occurred, the Lender shall have the power to waive any Event of Default hereunder if, in the Lender's opinion, the same shall have been cured or adequate provision made therefor, upon such terms and conditions as the Lender may consider advisable, provided that no delay or omission of the Lender to exercise any right or power accruing upon any Event of Default shall impair any such right or power or shall be construed to be a waiver of any such Event of Default or acquiescence therein and provided further that no act or omission of the Lender shall extend to or be taken in any manner whatsoever to affect any subsequent Event of Default hereunder or the rights resulting therefrom.

9.4 Enforcement by the Lender

If an Event of Default shall have occurred, but subject to Section 9.3 hereof:

(a) the Lender may in its sole discretion proceed to enforce, and to instruct any other Person to enforce, the rights of the Lender by any action, suit, remedy or proceeding authorized or permitted by this Agreement or any of the Security Documents or by law or equity; and may file such proofs of claim and other papers or documents as may be necessary or advisable in order to have the claims of the Lender in any bankruptcy, insolvency, winding-up or other judicial proceedings relating to any Credit Party; and

(b) no such remedy for the enforcement of the rights of the Lender shall be exclusive of or dependent on any other such remedy but any one or more of such remedies may from time to time be exercised independently or in combination.

9.5 Application of Moneys

Except as otherwise provided herein, any moneys arising from any enforcement hereof or any of the Security Documents or other proceedings against any Credit Party pursuant hereto or any of the Security Documents or from any trustee in bankruptcy or liquidation of any Credit Party, shall be held by the Lender and applied by it, together with any moneys then or thereafter in the hands of the Lender available for the purpose, as follows:

(a) first, in payment or reimbursement to the Lender of the remuneration, expenses, disbursements, and advances of the Lender earned, incurred or made in the administration or enforcement of this Agreement and the Security Documents or otherwise in relation to this Agreement and any of the Security Documents with interest thereon as herein provided;

(b) second (but subject to Section 8.4 hereof and this Section 9.5), in or towards payment of the Amount Payable; and

(c) third, the surplus (if any) of such moneys shall be paid to the Borrower or as it may direct.

9.6 Persons Dealing with Lender

No Person dealing with the Lender or any of its agents shall be required to enquire whether an Event of Default has occurred, or whether the powers which the Lender is purporting to exercise have become exercisable, or whether any moneys remain due under this Agreement, or to see to the application of any moneys paid to the Lender, and in the absence of fraud on the part of such Person, such dealing shall be deemed to be within the powers hereby conferred and to be valid and effective accordingly.

9.7 Lender Appointed Attorney

After the occurrence and during the continuance of an Event of Default, the Credit Parties irrevocably appoints the Lender to be the attorney of the Credit Parties in the name and on behalf of the Credit Parties to execute any instruments and do any things which the Credit Parties ought to execute and do, and has not executed or done, under the covenants and provisions contained in this Agreement and generally to use the name of the Credit Parties in the exercise of all or any of the powers hereby conferred on the Lender with full powers of substitution and revocation. Such power of attorney, being coupled with an interest, is irrevocable.

9.8 Remedies Cumulative

No remedy herein conferred upon or reserved to the Lender is intended to be exclusive of any other remedy, but each and every such remedy shall be cumulative and shall be in addition to every other remedy given hereunder or under any Facility Document or now or hereafter existing by law or by statute.

ARTICLE 10

NOTICES

10.1 Notice to the Borrower

Any notice to any Credit Party under the provisions of this Agreement or any other Facility Document shall be valid and effective if delivered personally, by courier to or, if given by registered mail, postage prepaid, addressed to, the Borrower at:

Suite 501 - 543 Granville Street
Vancouver, BC V6C 1X8
Fax: (604) 688-1157
Attention: Chief Financial Officer

and shall be deemed to have been given on the date of personal delivery, when sent by facsimile transmission if so delivered or sent prior to 5:00 pm (Toronto time) on a Business Day and otherwise on the next Business Day, or on the fifth Business Day after such letter has been mailed, as the case may be. Any Credit Party may from time to time notify the Lender of a change in address which thereafter, until changed by further notice, shall be the address of the Credit Party for all purposes of this Agreement.

10.2 Notice to the Lender

Any notice to the Lender under the provisions of this Agreement shall be valid and effective if delivered personally, by courier or by facsimile transmission to or, if given by registered mail, postage prepaid, addressed to the Lender at its principal office at:

Suite 2600, 200 Bay Street
Toronto, ON M5J 2J1
Fax: (416) 977-9555
Attention: Managing Partner

and shall be deemed to have been given on the date of delivery personally or by facsimile transmission if so delivered prior to 5:00 p.m. (Toronto time) on a Business Day and otherwise on the next Business Day or on the fifth Business Day after such letter has been mailed, as the case may be. The Lender may from time to time notify the Borrower of a change in address which thereafter, until changed by further notice, shall be the address of the Lender for all purposes of this Agreement.

10.3 Waiver of Notice

Any notice provided for in this Agreement may be waived in writing by the Person entitled to receive such notice, either before or after the event, and such waiver shall be the equivalent of such notice.

ARTICLE 11

INDEMNITIES

11.1 General Indemnity

Each of the Credit Parties expressly declares and agrees as follows:

(a) the Lender, its partners and its and their directors, officers, employees, and agents, and all of their respective representatives, heirs, successors and assigns (collectively the "Indemnified Parties") will at all times be indemnified and saved harmless by the Credit Party from and against all claims, demands, losses, actions, causes of action, costs, charges, expenses, damages and liabilities whatsoever arising in connection with this Agreement and the other Facility Documents, including, without limitation, those arising out of or related to actions taken or omitted to be taken by the Lender contemplated hereby, legal fees and disbursements on a solicitor and own client basis and all costs and expenses incurred in connection with the enforcement of this indemnity, which the Lender may suffer or incur, whether at law or in equity, in any way caused by or arising, directly or indirectly, in respect of any act, deed, matter or thing whatsoever made, done, acquiesced in or omitted in or about or in relation to the execution of its duties as Lender and including any act, deed, matter or thing in relation to the registration, perfection, release or discharge of security. The foregoing provisions of this subsection do not apply in any circumstances where any Indemnified Party was grossly negligent or acted illegally or with wilful misconduct in relation to their obligations hereunder or otherwise in connection with or under this Agreement and the Facility Documents. This indemnity shall survive the termination of this Agreement; and

(b) the Lender may act and rely and shall be protected in acting and relying upon any resolution, certificate, statement, instrument, opinion, report, notice, request, consent, order, letter, telegram, cable, facsimile or other paper or electronic document reasonably believed by it to be genuine and to have been signed, sent or presented by or on behalf of the proper party or parties.

11.2 Environmental Indemnity

Each of the Credit Parties hereby indemnifies and holds harmless the Indemnified Parties against any loss, expenses, claim, proceedings, judgment, liability or asserted liability (including strict liability and including costs and expenses of abatement and remediation of spills or releases of contaminants and including liabilities of the Indemnified Parties to third parties (including governmental agencies) in respect of bodily injuries, property damage, damage to or impairment of the environment or any other injury or damage and including liabilities of the Indemnified Parties to third parties for the third parties' foreseeable and unforeseeable consequential damages) incurred as a result of or in connection with the administration or enforcement of this Agreement or any other Facility Document, including the exercise by the Lender of any rights hereunder or under the Security Documents, which result from or relate, directly or indirectly, to:

(a) the presence or release of any contaminants, by any means or for any reason, on the Secured Assets, whether or not release or presence of the contaminants was under the control, care or management of the Credit Party or of a previous owner, or of a tenant; or

(b) the breach or alleged breach of any Environmental Laws by the Credit Party.

(c) The foregoing provisions of this Section do not apply in any circumstances where any Indemnified Party was grossly negligent or acted illegally or with wilful misconduct in relation to their obligations hereunder or otherwise in connection with or under this Agreement and the Facility Documents. For purposes of this Section, "liability" shall include (a) liability of an Indemnified Party for costs and expenses of abatement and remediation of spills and releases of contaminants, (b) liability of an Indemnified Party to a third party to reimburse the third party for bodily injuries, property damages and other injuries or damages which the third party suffers, including (to the extent, if any, that the Indemnified Party is liable therefor) foreseeable and unforeseeable consequential damages suffered by the third party, (c) liability of the Indemnified Party for damage suffered by the third party, (d) liability of an Indemnified Party for damage to or impairment of the environment and (e) liability of an Indemnified Party for court costs, expenses of alternative dispute resolution proceedings, and fees and disbursements of expert consultants and legal counsel on a solicitor and client basis.

11.3 Action by Lender to Protect Interests

The Lender shall have the power to institute and maintain all and any such actions, suits or proceedings and to take any other action as it may consider necessary or expedient to preserve, protect or enforce its interests.

ARTICLE 12

MISCELLANEOUS

12.1 Amendments and Waivers

No amendment to any provision of the Facility Documents shall be effective unless it is in writing and has been signed by the Lender and the Credit Parties who are party to that Facility Document, and no waiver of any provision of any Facility Document, or consent to any departure by the relevant Credit Party therefrom, shall be effective unless it is in writing and has been signed by the Lender. Any such amendment, waiver or consent shall be effective only in the specific instance and for the specific purpose for which given.

12.2 No Waiver; Remedies Cumulative

No failure on the part of the Lender to exercise, and no delay in exercising, any right, remedy, power or privilege under any Facility Document shall operate as a waiver thereof, nor shall any single or partial exercise of any such right, remedy, power or privilege preclude any other or further exercise thereof or the exercise of any other right, remedy, power or privilege. The rights and remedies under the Facility Documents are cumulative and not exclusive of any rights, remedies, powers and privileges that may otherwise be available to the Lender.

12.3 Survival

All covenants, agreements, representations and warranties made in any Facility Documents shall, except to the extent otherwise provided therein, survive the execution and delivery of this Agreement and any Advance, and shall continue in full force and effect so long as any Advance remains outstanding or any other obligations remain unpaid or any obligation to perform any other act hereunder or under any other Facility Document remains unsatisfied.

12.4 Benefits of Agreement

The Facility Documents are entered into for the sole protection and benefit of the parties hereto and their successors and assigns, and no other Person (other than the Indemnified Parties) shall be a direct or indirect beneficiary of, or shall have any direct or indirect cause of action or claim in connection with, any Facility Document.

12.5 Binding Effect; Assignment; Syndication

This Agreement shall become effective when it shall have been executed by the parties hereto and thereafter shall be binding upon, inure to the benefit of and be enforceable by the parties hereto and their respective successors and assigns. The Credit Parties shall not have the right to transfer and/or assign their rights and obligations hereunder or under the other Facility Documents or any interest herein or therein without the prior written consent of the Lender, which may be withheld in the Lender's sole discretion. The Lender has the right to sell, assign, transfer or grant participations in all or any portion of the Lender's interests, rights and obligations hereunder and under the other Facility Documents to any other Person, upon notice to, but without the consent of, the Borrower. In the event of any sale, assignment or transfer by the Lender of all of its interests, rights and obligations hereunder and under the other Facility Documents, upon notice thereof to the Borrower, the purchaser, assignee or transferee (as the case may be) shall be deemed the "Lender" for all purposes of the Facility Documents with respect to the rights and obligations sold, assigned or transferred (as the case may be) to it, the obligations of the Lender so sold, assigned or transferred (as the case may be) shall thereupon terminate and the selling, assigning or transferring (as the case may be) Lender shall be released from all obligations to the Credit Parties in respect thereof. The Credit Parties shall, from time to time upon request of the Lender at the Lender's expense, enter into such amendments to the Facility Documents and execute and deliver such other documents as shall be necessary to effect any such sales, assignments or transfers and maintain the first priority perfected Security Interest created by the Security Documents. The Credit Parties acknowledge and agree that the Lender is authorized to disclose to any purchaser, assignee, transferee or participant and any prospective purchaser, assignee, transferee or participant any and all financial and other information concerning the Credit Parties, their respective properties and assets and the Facility and any other transactions contemplated herein, whether received by the Lender or derivative thereof, in connection with the Lender's credit evaluation, internal reporting, or other activities reasonably incidental to the management or administration of the Facility, including in connection with the enforcement thereof.

12.6 Judgment Currency

(a) If, for the purposes of obtaining judgment in any court, it is necessary to convert a sum due hereunder in Dollars into another currency, the parties hereto agree, to the fullest extent permitted by law, that the rate of exchange used shall be that at which, in accordance with normal banking procedures, the Lender could purchase Dollars with such other currency at the buying spot rate of exchange in the foreign exchange markets on the Business Day immediately preceding that on which any such judgment, or any relevant part thereof, is given.

(b) The obligations of the Credit Parties in respect of any sum due to the Lender hereunder and under the other Facility Documents shall, notwithstanding any judgment in a currency other than Dollars, be discharged only to the extent that on the Business Day following receipt by the Lender of any sum adjudged to be so due in such other currency the Lender may, in accordance with normal banking procedures, purchase Dollars with such other currency. If the amount of Dollars so purchased is less than the sum originally due to the Lender in Dollars, each of the Credit Parties agrees, to the fullest extent that it may effectively do so, as a separate obligation and notwithstanding any such judgment, to indemnify the Lender against such loss. If the amount of Dollars so purchased exceeds the sum originally due to the Lender in Dollars, the Lender shall remit such excess to the relevant Credit Parties.

12.7 Entire Agreement

The Facility Documents reflect the entire agreement between the parties hereto with respect to the matters set forth herein and therein and supersede any prior agreements, commitments, drafts, communication, discussions and understandings, oral or written, with respect thereto, including but not limited to the Term Sheet.

12.8 Payments Set Aside

To the extent that any payment by or on behalf of the Borrower is made to the Lender, or the Lender exercises its right of set-off, and such payment or the proceeds of such set-off or any part thereof is subsequently invalidated, declared to be fraudulent or preferential, set aside or required (including pursuant to any settlement entered into by the Lender in its discretion) to be repaid to a trustee, receiver or any other party, in connection with any proceeding under the Bankruptcy and Insolvency Act (Canada), the Companies Creditors Arrangement Act (Canada) and the Winding- up and Restructuring Act (Canada) or other Canadian federal, provincial or foreign liquidation, conservatorship, bankruptcy, assignment for the benefit of creditors, moratorium, rearrangement, receivership, insolvency, reorganization, or similar debtor relief laws, or otherwise, then to the extent of such recovery, the obligation or part thereof originally intended to be satisfied shall be revived and continued in full force and effect as if such payment had not been made or such set- off had not occurred.

12.9 Severability

Whenever possible, each provision of the Facility Documents shall be interpreted in such manner as to be effective and valid under all Applicable Laws. If, however, any provision of any of the Facility Documents shall be prohibited by or invalid under any such Applicable Law in any jurisdiction, it shall, as to such jurisdiction, be deemed modified to conform to the minimum requirements of such Applicable Law, or, if for any reason it is not deemed so modified, it shall be ineffective and invalid only to the extent of such prohibition or invalidity without affecting the remaining provisions of such Facility Document, or the validity or effectiveness of such provision in any other jurisdiction.

12.10 Counterparts and Delivery

This Agreement may be executed in counterparts and delivered by electronic transmission of an authorized signature and each such counterpart so delivered shall be deemed to form part of one and the same original document.

[remainder of page intentionally left blank]

IN WITNESS WHEREOF the parties hereto have executed this Agreement under the hands of their proper officers duly authorized in that behalf.

EMX ROYALTY CORPORATION

Per:
Authorized Signatory

[signature page to the Credit Agreement - Borrower]

SPROTT PRIVATE RESOURCE LENDING II (COLLECTOR), LP,
by its general partner, Sprott Resource Lending Corp.

Per: ______________________________
Authorized Signatory

Per: ______________________________
Authorized Signatory

[signature page to the Credit Agreement - Lender]

SCHEDULE A

SECURITY DOCUMENTS

The Security Documents shall include:

A. In respect of the Borrower:

a. a general security agreement of the Borrower, pursuant to which the Borrower shall grant to and in favour of the Lender a security interest over all of its present and after-acquired personal property, except as otherwise agreement to by the Lender in writing; and

b. upon the Lender requiring any Material Subsidiary to become a Guarantor pursuant to Section 5.4, a securities pledge agreement of the Borrower in respect of all of its shares in the capital of its Subsidiaries.

B. Subject to Section 5.4, in respect of each Material Subsidiary designated by the Lender under Section 5.4:

a. a guarantee of each Material Subsidiary;

b. a general security agreement of each Material Subsidiary, pursuant to which each such Material Subsidiary shall grant to and in favour of the Lender a security interest over all of its present and after-acquired personal property, except as otherwise agreement to by the Lender in writing; and

c. a securities pledge agreement of each Material Subsidiary in respect of all of its shares in each of its Subsidiaries.

SCHEDULE B

SHARES AND OWNERSHIP INTEREST

	PLACE OF	OWNERSHIP
SUBSIDIARY	JURISDICTION	PERCENTAGE
EMX (USA) Services Corp.	USA	100%
10001 Titan LLC	USA	100%
EMX (USA) Royalties Corp.	USA	100%
Bullion Monarch Mining, Inc	USA	100%
Bronco Creek Exploration Inc.	USA	100%
Basin and Range Resources, LLC	USA (Arizona)	100%
Basin and Range Energy, LLC	USA (Arizona)	100%
Richmond Mountain LLC	USA (Delaware)	100%
FOBC, LLC	USA (Arizona)	100%
EMX Australia Pty Ltd.	Australia	100%
EMX - NSW1 Pty Ltd. (Australia)	Australia	100%
EMX Broken Hill Pty Ltd.	Australia	100%
EMX Europe (BVI) Inc.	British Virgen Islands	100%
EMX Sweden (BVI) Inc.	British Virgen Islands	100%
EV Metals AB	Netherlands	100%
Alpine Metals Inc.	Canada	100%
Eurasian Minerals Cooperatief UA	Norway	100%
Eurasian Minerals Sweden AB	Sweden	100%
EMX Norwegian Services AS	Finland	100%
EMX Finland OY	Sweden	100%
Norra Metals Sweden AB	Norway	100%
Norra Metals 1 AS	Turkey	100%
Eurasian Holdings (BVI) Inc.	British Virgen Islands	100%
AES (BVI) Ventures Ltd.	British Virgen Islands	100%
EMX Chile (BVI) Inc.	British Virgin Islands	100%
EMX Chile S.p.A.	Chile	100%
Alankoy Ventures (BVI) Ltd.	British Virgen Islands	100%
EMX (BVI) Northland NZ Inc.	British Virgin Islands	100%
EMX Austria (BVI) Ltd.	British Virgin Islands	100%
EBX (BVI) Ltd.	British Virgin Islands	100%
Altinova (BVI) Ltd.	British Virgen Islands	100%
Eurasia Madencilik Ltd. Sti	Turkey	100%
Viad Roylaties AB	sweden	100%
EMX Haiti (BVI) Ltd.	British Virgen Islands	100%
EMX Properties (Canada) Inc.	Canada	100%

SCHEDULE C

MATERIAL CONTRACTS

(a) SSR Agreement

(b) Timok Agreement

(c) Listing Agreements with TSX Venture Exchange and NYSE American;

(d) Registrar and transfer agent agreement with Computershare;

(e) Leeville Royalty Agreement;

(f) Services Agreement with Seabord Services Corp.

SCHEDULE D

SUBSIDIARIES

The Subsidiaries available for designation by the Lender to provide guarantees and other security pursuant to Section 5.4(a) are as follows:

EMX (USA) Services Corp.	USA	100%
10001 Titan LLC	USA	100%
Bullion Monarch Mining, Inc	USA	100%
Bronco Creek Exploration Inc.	USA	100%
Basin and Range Resources, LLC	USA (Arizona)	100%
Viad Roylaties AB	Sweden	100%
EMX Properties (Canada) Inc.	Canada	100%

The rights of set off in Section 2.8 of the attached Credit Agreement dated as of October ____, 2021 between EMX Royalty Corporation, as borrower, and SSR Mining Inc., as lender are hereby acknowledged and agreed to as of October _______, 2021 by each of the following subsidiaries of EMX Royalty Corporation:

EMX CHILE SPA

By: ______________________________

Name: Pablo Uid

Title: Attorney in Fact

BRONCO CREEK, INC.

By: ______________________________

Name:

Title:

EURASIAN ROYALTY MADENCILIK ANONIM SIRKETI

By: ______________________________

Name:

Title:

113948688 v7

[signature page to the acknowledgement]

The rights of set off in Section 2.8 of the attached Credit Agreement dated as of October ____, 2021 between EMX Royalty Corporation, as borrower, and SSR Mining Inc., as lender are hereby acknowledged and agreed to as of October _______, 2021 by each of the following subsidiaries of EMX Royalty Corporation:

EMX CHILE SPA

By: ________________________________
Name:
Title:

BRONCO CREEK EXPLORATION, INC.

By: ________________________________
Name: David M. Cole
Title: Director

EURASIAN ROYALTY MADENCILIK ANONIM SIRKETI

By: ________________________________
Name:
Title:

113948688 v7

[signature page to the acknowledgement]

[signature page to the acknowledgement]

The rights of set off in Section 2.8 of the attached Credit Agreement dated as of October ____, 2021 between EMX Royalty Corporation, as borrower, and SSR Mining Inc., as lender are hereby acknowledged and agreed to as of October _______, 2021 by each of the following subsidiaries of EMX Royalty Corporation:

EMX CHILE SPA

By: ______________________________

Name:
Title:

BRONCO CREEK, INC.

By: ______________________________

Name: David M. Cole
Title: Director

EURASIAN ROYALTY MADENCILIK ANONIM SIRKETI

By: ______________________________

Name:
Title:

113948688 v7

[signature page to the acknowledgement]